                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-88348

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 29, 2002)

                               7,200,000 Shares

[Lyondell Chemical Logo]   Lyondell Chemical Company


                                 Common Stock
                                 ------------

   Our common stock is listed on the New York Stock Exchange under the symbol "LYO." The last reported sale price for our common stock on June 25, 2002 was $14.26 per share.

   See "Risk Factors" beginning on page S-8 of this prospectus supplement and on page 4 of the accompanying prospectus to read about certain factors you should consider before buying our common stock.

                                                        Underwriting
                                                         Discounts
                                             Price to       and      Proceeds to
                                              Public    Commissions   Lyondell
                                           ------------ ------------ -----------
Per Share.................................       $14.00       $0.70       $13.30
Total..................................... $100,800,000  $5,040,000  $95,760,000

   We have granted the underwriters a 30-day option to purchase a maximum of 1,080,000 additional shares of common stock to cover overallotments.

   Delivery of the shares of common stock will be made on or about July 1, 2002.

   Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                         Joint Book-Running Managers:

Credit Suisse First Boston                 SG Cowen                 UBS Warburg

                                 ------------

                             Salomon Smith Barney

            The date of this prospectus supplement is June 25, 2002

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement or that the information we previously filed with the SEC and incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other then the date of the document incorporated by reference.

                                 ------------

                       MARKET, RANKING AND INDUSTRY DATA

   The data included or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and our estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management's knowledge and experience. We believe these estimates to be accurate as of the date of the document in which the estimates were made or as of the date specified in such document. However, this information may prove to be inaccurate because of the methods by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                 Page
                                 ----
Summary.........................  S-3
Risk Factors....................  S-8
Forward-Looking Statements...... S-10
Use of Proceeds................. S-11
Price Range of Lyondell Common
 Stock.......................... S-11
Dividend Policy................. S-12
Capitalization.................. S-13

                                Page
                                ----
Description of Indebtedness...  S-14
Proposed Transactions with
 Occidental...................  S-19
Underwriting..................  S-24
Notice to Canadian Residents..  S-26
Legal Matters.................  S-27
Where You Can Find More
 Information..................  S-27

                                   Prospectus

About This Prospectus...............    2
About Lyondell Chemical Company.....    2
The Subsidiary Guarantors...........    3
Risk Factors........................    4
Forward-Looking Information.........   14
Use of Proceeds.....................   15
Ratio of Earnings to Fixed Charges..   15
Description of Debt Securities......   16
Description of Capital Stock........   28
Market for Common Stock and Common
 Stock Dividends....................   33

Description of Warrants..............   34
Description of Stock Purchase
 Contracts and Securities Purchase
 Units...............................   34
Plan of Distribution.................   35
General Information..................   36
Legal Opinions.......................   36
Experts..............................   36
Where You can Find More Information..   37

                                    SUMMARY

Our Business

   We are a global chemical company with low-cost operations and leading producer positions in all of our major products. We manufacture and market a variety of intermediate and performance chemicals, including propylene oxide, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene monomer, and tertiary butyl alcohol and its derivative methyl tertiary butyl ether (MTBE), which are collectively known as our intermediate chemicals and derivatives business.

   We currently own 41 percent of Equistar Chemicals, LP, a Delaware limited partnership, which operates petrochemicals and polymers businesses. Equistar's petrochemicals business manufactures and markets olefins, oxygenated products, aromatics and specialty products. Equistar's olefins are ethylene, propylene and butadiene, and its oxygenated products include ethylene oxide, ethylene glycol, ethanol and MTBE. Equistar's aromatics are benzene and toluene. Equistar's polymers business manufactures and markets polyolefins, including high density polyethylene, low density polyethylene, linear low density polyethylene, polypropylene and performance polymers. Equistar's performance polymers include enhanced grades of polyethylene, such as wire and cable insulating resins, and polymeric powders.

   We have agreed in principle with Occidental Petroleum Corporation, one of our Equistar partners, to acquire its 29.5 percent share of Equistar. We have also agreed in principle to issue and sell to Occidental for $440 million in cash (1) between 30 and 34 million shares of a newly created series B of our common stock, depending on the market price of our common stock at the time of issuance, (2) five-year warrants exercisable for the purchase of 5 million shares of our regular common stock at a price of $25 per share, subject to adjustment, and (3) the right to receive a contingent payment having a value, depending on the amount of Equistar distributions, of up to $35 million in cash or stock as determined by us. We will use the $440 million in proceeds to fund our purchase of Occidental's interest in Equistar. The principal difference between the series B common shares and our regular common shares is that we will have the right to pay dividends on the series B shares in the form of additional series B shares, rather than cash. The pay-in-kind right will continue until the series B shares are converted into shares identical to our currently outstanding common shares, which is expected to occur two to three years after issuance. Following completion of the transactions, which is subject to completion and execution of definitive documentation, approval by our stockholders and other customary conditions, we will own 70.5 percent of Equistar. We anticipate that these transactions will close during the third quarter of 2002.

   We also own 58.75 percent of LYONDELL-CITGO Refining LP, a Delaware limited partnership (LCR), which produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants. LCR sells its principal refined products primarily to CITGO Petroleum Corporation. In addition, we recently increased our ownership of Lyondell Methanol Company, L.P. (LMC), which produces methanol, from 75 percent to 100 percent.

   In this prospectus supplement, we refer to Lyondell, its wholly owned and majority owned subsidiaries, and its ownership interest in equity affiliates as "we" or "us," unless we specifically state otherwise or the context indicates otherwise. Lyondell is a Delaware corporation with principal executive offices located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone:
(713) 652-7200).

Financing Plan and Consent Solicitation

   This offering is part of a series of transactions, including the following:

 Credit Facility Amendment

   We expect to amend and restate our credit facility to, among other things, extend the maturity date of the revolving credit facility to June 30, 2005, reduce the size of the revolving credit facility to $350 million, make the financial covenants less restrictive and make certain covenants limiting acquisitions and capital expenditures more restrictive. Closing of this offering is not conditioned upon closing of the credit facility amendment, and closing of the credit facility amendment is not conditioned upon closing of this offering. If the credit facility amendment does not become effective, our ability to comply with the financial ratios currently required by the credit facility would be dependent on substantial improvement in current business conditions and our results of operations. Absent such improvement, it is likely that we would be unable to comply with the financial ratios required by the credit facility as early as the end of the third quarter of 2002, causing a default under the credit facility.

 Notes Offering

   We expect to sell $278 million of senior secured notes due 2012 pursuant to a separate prospectus supplement and will use $204 million of the net proceeds to prepay $200 million of the Term Loan E outstanding and pay a 2% prepayment premium. We will use the remaining net proceeds for working capital and general corporate purposes. Closing of this offering is not a condition to closing of the notes offering, and closing of the notes offering is not a condition to closing of this offering. Closing of the notes offering and closing of the credit facility amendment are conditioned upon each other.

 Consent Solicitation

   We are soliciting consents to proposed amendments to the indentures related to our existing senior secured and senior subordinated notes. One of the amendments would revise an existing exception to the "restricted payments" limitation in the indentures. The existing exception allows us to pay common stock dividends in an aggregate amount each year equal to our current $0.90 per share annual dividend on all common shares that are outstanding prior to this offering and on a limited number of additional shares that may be issued. The additional shares included in the formula do not include the shares being sold in this offering, although the indentures do permit us to make additional restricted payments, including dividends, up to an aggregate amount of $25 million, and we anticipate that most of this amount would be available to permit us to pay our current dividend on the common stock offered hereby in the near term. The amendment would permit us to pay the $0.90 dividend on all current and future shares.

   The consent solicitation will close after this offering and this offering is not conditioned on it. If we do not obtain the requisite consent of note holders, then the existing dividend restrictions will remain in place. Under the existing restrictions, we could be required to reduce the per share dividend pro rata on all our outstanding common shares in 2005 or earlier. "See Risk Factors--Our debt instruments currently limit the amount of dividends we may pay on our common stock."

                                  The Offering

Common stock offered by       7,200,000 shares
Lyondell....................

Common stock to be
 outstanding after the
 offering (excluding shares
 reserved for issuance upon
 exercise of outstanding
 options)...................
                              124,764,920 shares (125,844,920 shares if the
                              underwriters exercise the overallotment option in
                              full).

Use of proceeds.............  We intend to use the net proceeds from the sale of common stock for working capital and general corporate purposes. However, if the amendment to our credit facility described under "Description of Indebtedness--Credit Facility" does not become effective, we will be required under the credit facility to offer to use the net proceeds to prepay a portion of the $621 million in outstanding term loans under the credit facility.

New York Stock Exchange       LYO
symbol......................

Risk factors................  "Risk Factors" beginning on page S-8 of this prospectus supplement and on page 4 of the accompanying prospectus contain important information regarding the common stock and Lyondell. Please read those sections carefully before you decide whether to invest in the common stock.

                      Summary Consolidated Financial Data

   The following table presents our summary consolidated financial data. The historical financial data has been derived from our audited consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 and from our unaudited consolidated financial statements for the three months ended March 31, 2001 and 2002. You should read this summary consolidated financial data in connection with the business and financial information contained in our Form 10-K and Form 10-Q filings incorporated by reference in this prospectus supplement, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto.

                                                                For the three
                                       For the year ended       months ended
                                          December 31,            March 31,
                                     ------------------------  ----------------
                                      1999     2000    2001     2001     2002
                                     -------  ------- -------  -------  -------
                                                                 (unaudited)
                                     (in millions, except per share amounts)
Income statement data:
Sales and other operating revenues
 (a)...............................  $ 3,660  $ 4,003 $ 3,193  $   849  $   674
Cost of sales (a)..................    2,923    3,402   2,799      761      589
Selling, general and administrative
 and research and development
 expenses (a)......................      299      230     189       49       47
Income (loss) from equity
 investments.......................       76      199      40        2      (21)
Net income (loss) (b)..............     (115)     437    (150)     (34)     (55)
Earnings per share:
  Basic............................  $ (1.10) $  3.72 $ (1.28) $ (0.29) $ (0.47)
  Diluted..........................    (1.10)    3.71   (1.28)   (0.29)   (0.47)
Weighted average common shares
 outstanding (in thousands):
  Basic............................  103,115  117,557 117,563  117,562  117,565
  Diluted..........................  103,115  117,778 117,563  117,562  117,565
Other financial data:
EBITDA before unusual items (c)....  $   728  $   636 $   425  $    97  $    95
Net cash distributions from joint
 ventures (d)......................      154      240     121       20       (1)
Adjusted EBITDA (e)................      882      876     546      117       94
Cash interest expense (f)..........      586      496     371       96       89
Depreciation and amortization (g)..      330      279     269       65       60
Capital expenditures (h)...........      131      104      68       11       11
Balance sheet data (at end of
 period):
Property, plant and equipment,
 net...............................    4,291    2,429   2,293    2,361    2,265
Total assets.......................    9,498    7,047   6,703    6,913    6,375
Total debt (i).....................    6,271    3,854   3,853    3,852    3,840
Total stockholders' equity.........    1,007    1,145     749    1,030      654
Pro forma financial data (j):
  Earnings per share, basic and
   diluted.........................                   $ (1.21)          $ (0.44)
  Weighted average common shares
   outstanding (in thousands)......                   124,763           124,765

                  Notes To Summary Consolidated Financial Data

(a) Amortization of intangible assets included in the historical amounts for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 has been reclassified to conform to the March 31, 2002 presentation.

(b) As a result of implementing Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, pretax earnings in 2002 and subsequent years will be favorably affected by $30 million annually because of the elimination of goodwill amortization. The following table adjusts Lyondell's reported net income (loss) for all periods presented for the effects of goodwill amortization expense.

                                                               For the three
                                         For the year ended,   months ended
                                            December 31,         March 31,
                                         --------------------  --------------
                                          1999   2000   2001    2001    2002
                                         ------  ----- ------  ------  ------
                                                    (unaudited)
                                               (millions of dollars)
   Reported net income (loss)........... $ (115) $ 437 $ (150) $  (34) $  (55)
   Add back: goodwill amortization, net
    of tax..............................     27     23     22       5      --
                                         ------  ----- ------  ------  ------
   Adjusted net income (loss)........... $  (88) $ 460 $ (128) $  (29) $  (55)
                                         ------  ----- ------  ------  ------
   Diluted earnings per share
   Reported net income (loss)........... $(1.10) $3.71 $(1.28) $(0.29) $(0.47)
   Add back: goodwill amortization, net
    of tax..............................   0.26   0.20   0.19    0.04      --
                                         ------  ----- ------  ------  ------
   Adjusted net income (loss)........... $(0.84) $3.91 $(1.09) $(0.25) $(0.47)
                                         ------  ----- ------  ------  ------

(c) EBITDA before unusual items is calculated as net income before (1) equity income from Equistar, LCR and LMC, (2) net interest expense, (3) taxes, (4) depreciation and amortization, (5) net unusual charges and (6) gain on sale of assets. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of our ability to fund our cash needs. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring our ability to service debt. In addition, it should be noted that companies calculate EBITDA differently and therefore EBITDA as presented for us may not be comparable to EBITDA reported by other companies. Net unusual charges were $15 million in 1999 and $63 million for 2001. Gain on sale of assets was $590 million for 2000.
(d) Net cash distributions from joint ventures include cash distributions from Equistar, LCR and LMC, other than extraordinary distributions and net of investments and loans to Equistar, LCR and LMC to finance capital expenditures.
(e) Adjusted EBITDA is calculated as EBITDA before unusual items plus net cash distributions from joint ventures as defined in (d) above.
(f) Cash interest expense is calculated as interest expense less amortization of debt issuance costs as set forth in (g) below.
(g) Includes amortization of debt issuance costs of $30 million for 1999, $18 million for 2000, $15 million for 2001, $3 million for the three months ended March 31, 2001 and $4 million for the three months ended March 31, 2002.
(h) Excludes contributions to our PO-11 joint venture to fund capital projects of $3 million for 2000, $119 million for 2001, $10 million for the three months ended March 31, 2001 and $12 million for the three months ended March 31, 2002.
(i) Does not include $3 billion in joint venture debt as of March 31, 2002, which includes $331 million of Equistar debt for which Lyondell remains contingently liable.
(j) Pro forma data presents the results of Lyondell as if this offering had been completed as of January 1, 2001.

                                  RISK FACTORS

   There are many risks that may affect your investment in the common stock. Some of these risks, but not all of them, are listed below. You should carefully consider these risks, the risks described beginning on page 4 of the accompanying prospectus, as well as the other information included or incorporated by reference in this prospectus supplement before buying the common stock.

Our debt agreements impose various restrictive covenants that may restrict our ability to take certain actions; our credit facility imposes various financial covenants and, if the credit facility amendment does not become effective, we may not be able to comply with those covenants as early as the end of the third quarter of 2002.

 Our Indentures

   Our indentures contain various covenants that limit our ability to engage in certain transactions. These covenants limit our ability to:

  . incur additional debt or issue subsidiary preferred stock;

  . increase dividends on our capital stock;

  . redeem or repurchase capital stock or repurchase subordinated debt;

  . engage in transactions with affiliates, except on an arm's-length basis;

  . create liens or engage in sale and leaseback transactions;

  . make some types of investments and sell assets; and

  . consolidate or merge with, or sell substantially all our assets to, another person.

 Our credit facility

   Our credit facility also contains restrictive covenants and limits our ability to prepay our debt until our senior unsecured debt is rated investment grade. The credit facility also requires us to maintain specified financial ratios and to satisfy certain other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will be able to satisfy those covenants. Our ability to comply with the financial ratios required by the credit facility as proposed to be amended will be dependent on there being no material decrease in our results of operations in 2002 compared to 2001 and substantially improved results of operations in 2003 compared to 2001. Equistar's ability to comply with the covenants in its credit facility will similarly be dependent on substantial improvements in its operating performance in 2003. If the credit facility amendment does not become effective, our ability to comply with the financial ratios currently required by our credit facility would be dependent on substantial improvement in current business conditions and our results of operations. Absent such improvement, it is likely that we would be unable to comply with the financial ratios currently required by the credit facility as early as the end of the third quarter of 2002, causing a default under the credit facility. In such event, we would be unable to pay dividends on our common stock and the lenders under the credit facility would be entitled to accelerate the loans outstanding under the facility and terminate the revolving credit portion of the credit facility. We would thereafter be unable to borrow under the credit facility to meet short term liquidity requirements. If the lenders accelerated their loans, our outstanding senior secured notes and senior subordinated notes would be in default.

   Our credit facility covenants also limit our ability to:

  . increase dividends with respect to our capital stock;

  . make some types of investments; and

  . allow our subsidiaries to incur some types and amounts of debt.

   A breach of any of these provisions could permit the lenders to declare all amounts outstanding under the credit facility to be immediately due and payable and to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that debt.

Our balance sheet is highly leveraged

   As of March 31, 2002, we had $3.8 billion of consolidated debt, including the current portion of long-term debt. This debt represented approximately 83% of our total capitalization. Our consolidated debt amounts do not include approximately $3 billion in joint venture debt at March 31, 2002, which includes $331 million of Equistar debt for which we remain contingently liable.

   Our ability to pay or to refinance our debt will depend on future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow, together with money we can borrow under our credit facility, will be sufficient to meet anticipated future cash requirements, including scheduled debt repayments, necessary capital expenditures, ongoing operations and dividends. However, if future operating cash flows are less than currently anticipated, we may be forced to reduce or delay capital expenditures, sell assets or reduce operating expenses.

Our debt instruments currently limit the amount of dividends we may pay on our common stock.

   Our ability to declare and pay dividends in the future and the amount of any such dividends will be dependent upon our results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. For many years, we have paid dividends on our common stock at an annual rate of $0.90 per share. Our credit facility permits us to pay a dividend of $0.90 per share on all shares outstanding, but imposes a consolidated net worth covenant that could limit our ability to pay dividends in the future.

   The existing note indentures contain restrictions on the amount of dividends we may pay on our common stock. These restrictions may require us to reduce the per share dividend in the future as a result of the issuance of shares in this offering, in our pending transaction with Occidental or in other future transactions. The indentures provide that the cumulative amount of dividends and certain other restricted payments since May 1999 may not exceed a formula amount based primarily on results of operations and proceeds of sales of equity since that date, which currently results in a substantial deficit in the formula. As an exception to those limits, and absent a default under the indentures, the indentures currently allow the continued payment of cash dividends on common stock in an aggregate amount each year equal to $0.90 per share multiplied by the number of common shares outstanding prior to this offering plus a limited number of additional shares that may be issued. The additional shares included in the formula do not include the shares being sold in this offering, although the indentures do permit us to make additional restricted payments, including dividends, up to an aggregate amount of $25 million, and we anticipate that most of this amount would be available to us for payment of common stock dividends in the near term. We cannot assure you that we will continue to have the flexibility under our indentures to continue paying cash dividends on our common stock at the current annual rate.


   The securities we expect to issue to Occidental to fund our purchase of Occidental's interest in Equistar will include between 30 and 34 million shares of Series B common stock, on which we will be entitled to pay dividends in-kind rather than in cash. We intend to pay the dividends on those shares by the issuance of additional shares of Series B common stock until the Series B shares are converted into shares of our regular common stock. The Series B shares will be convertible into regular common shares after three years from the date of issuance or after two years from the date of issuance if, under our debt agreements, we can pay cash dividends on the converted shares and all other shares without a dividend reduction. The Series B shares could also convert earlier under some circumstances, including certain change-of-control events. The indenture formula for calculating the number of common shares on which a $0.90 dividend may be paid includes shares, the net cash proceeds of which are used substantially concurrently to acquire additional interests in Equistar, provided that we satisfy certain conditions regarding the characterization of Equistar under the indentures. We currently do not satisfy those conditions and we cannot assure you that we will be able to satisfy those conditions, and thus we cannot assure you that we will have the flexibility under our debt agreements to continue paying cash dividends on our common stock at the current rate after the Series B shares are converted.

   We are conducting a consent solicitation to holders of our existing senior secured and senior subordinated notes to obtain amendments to the indentures for those notes. If approved by the holders of a majority of each series of notes, these amendments would permit us, absent a default under the indentures, to pay our current annual dividend of $0.90 per share on all common shares currently outstanding as well as all additional shares that may be issued from time to time in the future. If the amendments are not approved, we could be required by the indentures to reduce the per share dividend pro rata on all our outstanding common shares in 2005 or earlier. Whether a dividend reduction would occur, and the timing of any dividend reduction, would depend on how many additional shares we issue in the future (in addition to shares issued in this offering and in the Occidental transaction), our future results of operations and other factors. The consent solicitation process will not be concluded prior to the closing of this offering, and we cannot assure you that the required number of note holders will consent to the amendments or as to how long our indentures will permit us to continue paying cash dividends on our common stock at the current annual rate.

   In addition, pursuant to a settlement agreement we entered into with the Pension Benefit Guaranty Corporation in 1998, we cannot pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, we provided a letter of credit meeting these requirements.

                           FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "forecast," "budget," "goal" or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference.

   The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

  . the cyclical nature of the chemical and refining industries;

  . uncertainties associated with the United States and worldwide economies;

  . substantial chemical and refinery capacity additions resulting in oversupply and declining prices and margins;

  . the availability and cost of raw materials and utilities;

  . access to capital markets;

  . technological developments;

  . current and potential governmental regulatory actions in the United
    States and other countries;

  . potential terrorist attacks;

  . operating interruptions (including leaks, explosions, fires, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases, and other environmental risks); and

  . our ability to implement our business strategies, including cost reductions.

   We have discussed some of these factors in more detail in the "Risk Factors" section of this prospectus supplement, the accompanying prospectus, and in our other filings with the SEC, including those filings incorporated by reference into this prospectus supplement. These factors are not necessarily all the important factors that could affect us or our joint ventures. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

                                USE OF PROCEEDS

   The net proceeds to us from this offering are estimated to be approximately $95 million, after deducting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds for working capital and general corporate purposes. If the amendment to our credit facility described under "Description of Indebtedness--Credit Facility" does not become effective, we will be required under the credit facility to offer to prepay a portion of the outstanding $621 million of Term Loan E under the credit facility with the net proceeds of this offering. Term Loan E bears interest at a variable rate equal to LIBOR plus 4.375%. The average interest rate on Term Loan E for the three months ended March 31, 2002 was 6.226%.

                      PRICE RANGE OF LYONDELL COMMON STOCK

   Lyondell's common stock, par value $1.00 per share, is listed on the New York Stock Exchange under the symbol "LYO." The reported high and low sale prices of the Lyondell common stock on the New York Stock Exchange (New York Stock Exchange Composite Tape) for each quarter from January 1, 2000 through June 25, 2002 were:

   Period                                                        High     Low
   ------                                                       ------- -------
   2000:
     First Quarter............................................. $14.875 $8.4375
     Second Quarter............................................  19.500 13.5000
     Third Quarter.............................................  17.750 11.0000
     Fourth Quarter............................................  16.750 11.3125
   2001:
     First Quarter............................................. $17.950 $12.625
     Second Quarter............................................  17.650  13.940
     Third Quarter.............................................  15.400   9.450
     Fourth Quarter............................................  15.930  10.900
   2002:
     First Quarter............................................. $17.590 $12.070
     Second Quarter (through June 25, 2002).................... $17.470 $14.180

   On June 25, 2002, the last reported sale price of the Lyondell common stock on the New York Stock Exchange was $14.26 per share. As of June 14, 2002, there were 1,754 holders of record of common stock.

                                DIVIDEND POLICY

   During the last two years, Lyondell has declared $0.225 per share quarterly cash dividends (which were paid in the subsequent quarter). During each of 2000 and 2001, Lyondell paid $106 million in dividends. Lyondell paid approximately $26 million in dividends in the first quarter of 2002, and paid approximately $26 million in dividends on June 17, 2002. The declaration and payment of dividends is at the discretion of our board of directors. The future declaration and payout of dividends and the amount thereof will be dependent upon Lyondell's results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by the board of directors. Subject to these considerations and to the legal considerations discussed in the following paragraph, Lyondell currently intends to distribute to its stockholders cash dividends on its common stock at a quarterly rate of $0.225 per share. See "Risk Factors--Our debt instruments currently limit the amount of dividends we may pay on our common stock."

   Lyondell's credit facilities and indentures could limit Lyondell's ability to pay dividends under certain circumstances. In addition, pursuant to a settlement agreement entered into with the Pension Benefit Guaranty Corporation in 1998, Lyondell may not pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, Lyondell provided a letter of credit meeting these requirements.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2002 on an historical basis and as adjusted to reflect:

  . this offering of common stock and the application of the net proceeds as described under "Use of Proceeds"; and

  . the prepayment of $200 million of debt under the credit facility with a portion of the net proceeds from the sale of $278 million of senior secured notes.

   The following table also sets forth separately our capitalization as of March 31, 2002 on an historical and as adjusted basis to reflect only this offering of common stock. Closing of the notes offering and closing of this offering are not conditioned on each other.

   The table below does not reflect the issuance of 30 to 34 million shares of a newly created series of Lyondell common stock expected to be issued and sold to Occidental in connection with the purchase of Occidental's 29.5 percent share of Equistar.

                                                  As of March 31, 2002
                                         ---------------------------------------
                                                                 As adjusted for
                                                         As       common stock
                                                    adjusted for  offering and
                                                    common stock      notes
                                         Historical offering(a)    offering(b)
                                         ---------- ------------ ---------------
                                                      (in millions)
Cash and cash equivalents..............    $  228      $  228        $  388
                                           ======      ======        ======
Debt, including current maturities of
 long-term debt (c):
  Secured debt:
   Credit facility (d).................    $  621      $  526        $  421
   Senior Secured Notes due 2007.......     1,900       1,900         1,900
   Senior Secured Notes due 2008.......       393         393           393
   Senior Secured Notes due 2012 (e)...        --          --           276
   Debentures due 2005-2020............       424         424           424
  Senior Subordinated Notes due 2009...       500         500           500
  Other debt...........................         2           2             2
                                           ------      ------        ------
   Total debt, including current
    maturities of long-term debt.......     3,840       3,745         3,916
                                           ------      ------        ------
Minority interest......................       155         155           155
                                           ------      ------        ------
Stockholders' equity:
  Common stock, 250,000,000 shares
   authorized; 120,250,000 shares
   issued (historical); 127,450,000
   shares issued pro forma adjusted....       120         127           127
  Additional paid-in capital...........       854         942           942
  Retained earnings....................       166         166           166
  Accumulated other comprehensive
   loss................................      (411)       (411)         (411)
  Treasury stock, at cost, 2,685,080
   shares..............................       (75)        (75)          (75)
                                           ------      ------        ------
Total stockholders' equity (f).........       654         749           749
                                           ------      ------        ------
Total capitalization...................    $4,649      $4,649        $4,820
                                           ======      ======        ======

---------------------
(a) Does not give effect to the prepayment of $200 million of debt under the credit facility with a portion of the net proceeds from the sale of $278 million of senior secured notes and the amended terms of the credit facility. Absent the amendment to the credit facility, we will be required to offer to prepay a portion of the outstanding $621 million of Term Loan E under the credit facility with the net proceeds from this offering.
(b) Gives effect to the prepayment of $200 million of debt under the credit facility with a portion of the net proceeds from the sale of $278 million of senior secured notes and the amended terms of the credit facility. The remaining net proceeds will increase cash and cash equivalents and will be used for working capital and general corporate purposes.
(c) Does not include $3 billion in joint venture debt, which includes $331 million of Equistar debt for which Lyondell remains contingently liable.
(d) Total committed revolver capacity is $500 million on an actual basis, none of which was borrowed as of March 31, 2002, and $350 million as adjusted for the sale of the notes and the credit facility amendment. The revolver availability is reduced to the extent of certain outstanding letters of credit, which totaled $33 million as of March 31, 2002.
(e) The $278 million principal amount of the notes is shown net of original issue discount of $2 million. As a result of the discount, the effective interest rate on the notes is 11.25%.
(f) Lyondell has authorized 80 million shares of $0.01 par value preferred stock. As of March 31, 2002, no preferred stock was outstanding.

                          DESCRIPTION OF INDEBTEDNESS

Credit Facility

   We expect to enter into an amendment and restatement of our credit facility in June 2002 that will be conditioned on the closing of the concurrent offering of notes and the application of the net proceeds therefrom. The amendment will, among other things, extend the maturity of the revolving credit facility to June 30, 2005, reduce the size of the revolving credit facility to $350 million, make certain financial ratio requirements less restrictive and make certain covenants limiting acquisitions and capital expenditures more restrictive.

   As of March 31, 2002, the principal amounts outstanding, then-current interest rates and maturity dates of the term loans and revolving credit facility were as follows:

                                     Principal
                                       Amount    Current Interest
Debt                                Outstanding        Rate          Maturity
----                                ------------ ----------------  -------------
Term Loan E........................ $621 million LIBOR plus 4.375% May 17, 2006
Revolving loans(a).................      --      LIBOR plus 3.500% June 30, 2003

---------------------
(a) We are currently required to pay a commitment fee of 0.50% on the unused portion of the revolving credit facility, which will increase to 0.75% upon closing of the credit facility amendment. The applicable interest rate margin, and the commitment fee once the credit facility amendment is effective, payable by us will vary depending on our unsecured senior debt rating or, after the closing of the credit facility amendment, our senior secured debt rating.

   We will use $204 million of the net proceeds from the concurrent sale of senior secured notes to prepay $200 million of the debt outstanding under Term Loan E and pay a 2% prepayment premium. We will use the remaining net proceeds for working capital and general corporate purposes.

 Security

   Our obligations under the credit facility are secured by equal and ratable liens on our personal property, a pledge of substantially all the equity interest of domestic subsidiaries directly owned by Lyondell and 65% of the stock of foreign subsidiaries directly owned by Lyondell, liens on rights of certain of our subsidiaries to receive distributions from some of our existing joint ventures in which they own equity interests and liens on the property, plant and equipment of certain of our facilities in Texas and Louisiana. This security also equally and ratably secures our existing senior secured notes and certain other outstanding debt and will secure the notes being offered in the concurrent offering.

 Subsidiary Guarantees

   Our obligations under the credit facility are guaranteed by our subsidiaries Lyondell Chemical Nederland, Ltd., ARCO Chemical Technology, L.P. and ARCO Chemical Technology, Inc.

 Covenants

   Our credit facility contains covenants that, subject to exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, dividends and investments, sales of assets and mergers and consolidations, and require us to use our best efforts to maintain certain ownership interests in certain of our existing joint ventures and to ensure that certain of our existing joint ventures limit capital expenditure and debt levels and maintain cash distribution policies. In addition, the credit facility requires us to maintain specified financial ratios and consolidated net worth. The breach of these covenants could permit the lenders under our credit facility to declare the loans immediately payable, which would result in an event of default under our indentures, and could permit the lenders under our credit facility to terminate future lending commitments. We were in compliance with all such covenants as of March 31, 2002. See "Risk Factors--Our debt agreements impose various restrictive covenants that may restrict our ability to take certain actions; our credit facility imposes various financial covenants and, if the credit facility amendment does not become effective, we may not be able to comply with those covenants as early as the end of the third quarter of 2002."

 Mandatory Prepayment

   We are required to offer to make mandatory prepayments of the Term Loan E with the net cash proceeds of:

  . asset sales;

  . certain casualty and condemnation events;

  . debt incurrences; and

  . equity issuances.

   The mandatory prepayment of our Term Loan E obligations is subject to specified exceptions. The amendment to the credit facility will, among other things, waive our prepayment obligations, including elimination of the requirement that we apply the net proceeds of the common stock issued in this offering to prepay Term Loan E. If the amendment to our credit facility described under "Description of Indebtedness--Credit Facility" does not become effective, we will be required under the credit facility to offer to prepay a portion of the $621 million outstanding under Term Loan E of the credit facility with the net proceeds of this offering.

 Optional Prepayment

   Subject to specified exceptions, we may (1) prepay loans under the credit facility in a minimum amount of $20 million or any larger multiple of $1 million and (2) terminate any class of loans under the credit facility or reduce permanently the amount of the commitments of any class of loans under the credit facility in a minimum amount of $20 million or any larger multiple of $1 million. We will be required to pay a 2% prepayment premium if we, at our option, prepay amounts under the Term Loan E portion of the credit facility prior to May 17, 2003, and a 1% premium if we, at our option, prepay amounts under the Term Loan E portion of the credit facility on or after May 17, 2003 but prior to May 18, 2004. Thereafter, no premiums will be required.

 Events of Default

   The credit facility includes customary events of default, including a change of control, as defined in the credit facility.

Senior Secured Notes

   Lyondell expects to sell approximately $278 million of senior secured notes concurrently with this offering. The new notes will be secured by equal and ratable liens on the same collateral that secures the existing senior secured notes and the debt under the credit facility, and the new notes will be guaranteed by the same subsidiaries that guarantee the existing senior and senior subordinated notes and the debt under the credit facility.

   Upon the occurrence of certain events constituting a change of control of Lyondell, holders of the notes will have the right to require Lyondell to purchase their notes. Furthermore, under certain circumstances, Lyondell may become obligated to offer to purchase all or a portion of the notes with the proceeds of certain asset sales.

   The indentures governing the notes contain other covenants limiting or restricting Lyondell's ability and the ability of its subsidiaries to:

  . incur additional debt or issue subsidiary preferred stock;

  . increase dividends on its capital stock;

  . redeem or repurchase its capital stock or repurchase its subordinated debt;

  . engage in transactions with affiliates, except on an arm's-length basis;

  . create liens or engage in sale and leaseback transactions;

  . make some types of investments and sell assets; and

  . consolidate or merge with, or sell substantially all its assets to, another person.

   Some of these covenants will no longer be applicable if the notes are rated investment grade.

Existing Senior Secured Notes

   As of March 31, 2002, we had outstanding the following senior secured notes:

  . $900 million of 9.625% Senior Secured Notes, Series A, due 2007;

  . $1 billion of 9.875% Senior Secured Notes, Series B, due 2007; and

  . $393 million of 9.500% Senior Secured Notes due 2008.

   The existing senior secured notes are secured by equal and ratable liens on the same collateral that secures the debt under the credit facility, and these existing notes are guaranteed by the same subsidiaries that guarantee the debt under the credit facility. The indentures for the existing senior secured notes contain covenant, asset sale, change of control and event of default provisions substantially similar to the covenant, asset sale, change of control and event of default provisions in the indenture governing the notes to be offered concurrently with this sale of common stock.

   We expect to commence a consent solicitation in June 2002 to our existing senior secured note holders to obtain amendments to the indentures for those notes. See "Risk Factors--Our debt instruments currently limit the amount of dividends we may pay on our common stock."

Senior Subordinated Notes

   As of March 31, 2002, we had outstanding $500 million of 10.875% Senior Subordinated Notes due 2009. These senior subordinated notes are guaranteed by the same subsidiaries that guarantee the debt under the credit facility and the existing senior secured notes. The indenture for the senior subordinated notes contains covenant, asset sale, change of control and event of default provisions substantially similar to the covenant, asset sale, change of control and event of default provisions in the indenture governing the notes to be offered concurrently with this sale of common stock.

   We expect to commence a consent solicitation in June 2002 to our existing senior subordinated note holders to obtain amendments to the indentures for those notes. See "Risk Factors--Our debt instruments currently limit the amount of dividends we may pay on our common stock."

Lyondell Debentures

   As of March 31, 2002, we had the following outstanding debentures that were originally issued by ARCO Chemical Company, which was acquired by Lyondell in 1998 and merged into Lyondell in 1999:

  . $100 million of 9.375% debentures due 2005;

  . $100 million of 10.250% debentures due 2010; and

  . $224 million of 9.800% debentures due 2020.

   The debentures are secured by liens on Lyondell's manufacturing plants located in Texas and Louisiana that are equal and ratable with the liens on those assets that secure the senior secured notes and the loans under the credit facility. The indentures for these debentures contain limitations on liens and sale and leaseback transactions.

Joint Venture Debt

Equistar Debt

   As of March 31, 2002, the principal amounts outstanding, then-current interest rates and maturity dates of the debt obligations of Equistar were as follows:

                            Principal
                              Amount
Debt                       Outstanding     Current Interest Rate         Maturity
----                       ------------ --------------------------- ------------------
Credit Facility
  Revolving loans (a)..... $ 50 million LIBOR plus 1.250% to 2.750%    August 2006
  Term loans.............. $298 million      LIBOR plus 3.500%         August 2007
Notes due 2004............ $300 million           8.500%              February 2004
Notes due 2006 (b)........ $150 million           6.500%              February 2006
Notes due 2008............ $700 million           10.125%              August 2008
Notes due 2009............ $599 million           8.750%              February 2009
Debentures due 2026 (b)... $150 million           7.550%              February 2026
Medium-term notes (b)..... $ 31 million       9.500%-11.200%        Various dates from
                                                                  September 2002 to
                                                                      March 2005

---------------------
(a) Equistar currently also pays a facility fee of 0.750% per annum on the entire $500 million revolving credit facility. The applicable margin and facility fee for revolving credit facility borrowings will vary depending on Equistar's leverage ratio and usage of the revolving credit facility.
(b) This debt was assumed by Equistar from Lyondell in connection with Equistar's formation in 1997. Lyondell remains a guarantor of this debt (or, in the case of the medium-term notes, a co-obligor, although Equistar is primarily liable as between the two entities).

Equistar Covenants

   Equistar's credit facility and senior unsecured notes indenture contain covenants that, subject to exceptions, restrict sale and leaseback transactions, investments, certain payments, lien incurrence, debt incurrence, sales of assets and mergers and consolidations and contain customary events of default, including a change of control. In addition, the Equistar credit facility requires Equistar to maintain specified financial ratios, in all cases as provided in the credit facility. The breach of these covenants could permit the lenders under Equistar's credit facility to declare the loans immediately payable, which would result in an event of default under Equistar's indentures, and could permit the lenders under Equistar's credit facility to terminate future lending commitments. Equistar was in compliance with all covenants under its debt instruments as of March 31, 2002. See "Risk Factors--Our debt agreements impose various restrictive covenants that may restrict our ability to take certain actions; our credit facility imposes various financial covenants and, if the credit facility amendment does not become effective, we may not be able to comply with those covenants as early as the end of the third quarter of 2002." The Equistar credit facility is secured by a lien on Equistar's accounts receivable, inventory, other personal property and certain fixed assets. Equistar's debt instruments do not prohibit the payment by it of distributions to its owners, but its credit facility and senior notes due 2008 require the payment of additional interest if, at the time of, or as a result of, payment of any such dividend, Equistar's interest coverage ratio, as defined therein, is less than 1.75 to 1.

LCR Debt

   As of March 31, 2002, the principal amounts outstanding, then-current interest rates and maturity dates of the debt obligations of LCR were as follows:

                                Principal
                                  Amount
Debt                           Outstanding  Current Interest Rate    Maturity
----                           ------------ ---------------------- ------------
Credit Facility
  $70 million revolving credit $ 16 million    LIBOR plus 2.000%   January 2003
   agreement..................
  Term loans.................. $450 million    LIBOR plus 2.000%   January 2003
Loans Payable to Lyondell..... $229 million    LIBOR plus basis     July 2003
                                            points consistent with
                                                a BBB+ issuer
Loans Payable to CITGO........ $ 35 million    LIBOR plus basis     July 2003
                                            points consistent with
                                                a BBB+ issuer

LCR Covenants

   Under the covenant provisions of its credit agreements, LCR has agreed to, among other things, maintain certain specified financial ratios (including a consolidated net worth, debt to total capitalization, interest coverage ratio and leverage ratio), not enter into certain transactions with affiliates, not make certain investments, not create certain liens, not incur certain debt, not make distributions (including distributions to its owners during an event of default or repurchases of its capital securities), not allow its subsidiaries to incur certain debt, not enter into certain asset sales and not take certain specified actions with respect to its crude supply agreement, products purchase agreement or certain of LCR's formation documents. LCR was in compliance with each of such covenants as of March 31, 2002. The breach by LCR of any of the covenants or financial requirements in its credit agreement could result in a default, which would permit the lenders to declare the loans immediately payable and to terminate future lending commitments.

                     PROPOSED TRANSACTIONS WITH OCCIDENTAL

   We and Occidental have agreed in principle that we will issue and sell to Occidental, for cash of $440 million, securities and the right to receive a contingent payment. Lyondell will use the cash to fund the purchase of Occidental's interest in Equistar. The consideration from Lyondell to Occidental will consist of:

  . between 30 and 34 million shares of Series B Common Stock, depending on the market price of Lyondell common stock at the time of closing with Occidental;

  . five-year warrants exercisable for the purchase of 5 million shares of Lyondell common stock at $25 per share, subject to adjustment; and

  . the right to receive a contingent payment having a value up to a total of $35 million, payable in cash or shares of Lyondell common stock or Series B Common Stock, as determined by Lyondell, that will be equivalent in value to 7.38% of cash distributions by Equistar on its existing ownership units for 2002 and 2003.

   Lyondell will use the $440 million in cash proceeds to purchase Occidental's interest in Equistar. Closing of the transactions with Occidental is subject to customary conditions, including (1) execution of definitive documents, (2) approval by Lyondell's stockholders of the Amended and Restated Certificate of Incorporation of Lyondell and the issuance of the securities and the right to receive the contingent payment to Occidental, (3) expiration or termination of the waiting period for the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (4) the absence of any material injunction or legal proceeding and (5) the absence of any material adverse change in the business or financial condition of Lyondell between the date Lyondell enters into a definitive written agreement with Occidental and the closing date.

   On a pro forma basis, the transactions with Occidental would have been dilutive to our earnings per share in 2001 and the first three months of 2002 if the transactions had been completed at the beginning of those periods. Depending on the number of shares issued, the amount of dilution could be substantial.

Determining the Number of Shares of Series B Common Stock to be Issued

   The number of shares of Series B Common Stock to be issued to Occidental will be determined by reference to the average of the high and low stock prices for Lyondell common stock, as reported on the New York Stock Exchange, for the twenty business-day period ending two business days prior to the closing date, as follows:

   20-Day Average Price at
   Closing                                     Number of Shares
   -----------------------     ------------------------------------------------
   $17.10 or Above             30 million

   Between $17.10 and $15.10   Between 30 million and 32 million, determined by
                               subtracting from 32 million the number of shares
                               computed by multiplying (a) the 20-day average
                               stock price, minus $15.10, divided by $2.00, by
                               (b) 2 million

   Equal to or between $15.10  32 million
    and $14.10

   Between $14.10 and $13.10   Between 32 million and 34 million, determined by
                               subtracting from 34 million the number of shares
                               computed by multiplying (a) the 20-day average
                               stock price, minus $13.10, by (b) 2 million

   $13.10 or Below             34 million

Description of Warrants to be Issued

   Lyondell will issue five million warrants to Occidental at the closing. Each warrant will be exercisable for one share of Lyondell common stock at an exercise price of $25.00 per share, subject to Lyondell's ability to make a "net payment" in lieu of issuing one share of Lyondell common stock upon exercise, by electing to pay the excess, if any, between the stock price per share of Lyondell common stock on the date of exercise and the exercise price. The net payment may be in the form of (1) cash, (2) shares of Lyondell common stock, (3) subject to specified limitations, Series B Common Stock or (4) a combination of (1), (2) and (3), at Lyondell's option. Each warrant will be exercisable at any time between the date of issuance and the fifth anniversary of the date of issuance.

   The number of warrants and the exercise price may be adjusted on December 31, 2002 based upon the average of the high and low per share sale prices of Lyondell common stock, as reported on the New York Stock Exchange, for the 15 business-day period ending December 31, 2002. If the 15-day average price on December 31, 2002 is $11.00 or above, the warrants will not be adjusted. If the 15-day average price on that day is between $7.00 and $11.00: (1) the number of warrants will be determined by adding to five million the number computed by multiplying (a) $11.00 minus the 15-day average stock price, by (b) 250,000; and (2) the exercise price will be determined by subtracting from $25.00 the number computed by multiplying (x) $11.00 minus the 15-day average stock price, by (y) $0.675. If the 15-day average price on that day is $7.00 or below: (1) the number of warrants will be increased to six million; and (2) the exercise price will be reduced to $22.30. The number of warrants and the exercise price will also be adjusted for any stock splits, dividends and combinations that occur during the five-year exercise period.

Potential Issuance of Additional Shares as a Contingent Payment

   In addition to the securities to be issued at the closing, Lyondell will be obligated to pay to Occidental a contingent payment equivalent in value to 7.38% of cash distributions made by Equistar on its existing ownership units that (1) relate to the period from January 1, 2002 to December 31, 2003 and (2) are made by Equistar after the closing date and before May 1, 2004. This contingent payment will be capped at $35 million. Lyondell will have the option, in its sole discretion, to satisfy this contingent payment obligation in cash or in shares of Lyondell common stock or Series B Common Stock, with a value determined at the date of distribution by Equistar.

Amendment and Restatement of Lyondell's Certificate of Incorporation

   In connection with the sale of securities to Occidental, Lyondell is amending and restating its Certificate of Incorporation in order to:

  . create a new series of common stock, the Series B Common Stock, par value
    $1.00 per share;

  . increase Lyondell's authorized common stock from 250 million shares to 420 million shares, which will consist of (1) 340 million shares of common stock, par value $1.00 per share, referred to as "Lyondell common stock," and (2) 80 million shares of Series B Common Stock; and

  . establish the relative powers, preferences, rights, qualifications, limitations and restrictions of the Lyondell common stock and Series B Common Stock.

   The principal differences between Series B Common Stock and Lyondell common stock are that Lyondell will have the right to pay dividends on the Series B Common Stock in the form of additional shares of Series B Common Stock, rather than in cash, and the Series B shares are convertible into Lyondell common stock at any time, subject to contractual restrictions. The right to pay dividends in kind will continue until shares of the Series B Common Stock are converted into shares of Lyondell common stock, which, in the case of the shares of Series B Common Stock issued to Occidental, is expected to occur two to three years after issuance. Otherwise, the terms of the Series B Common Stock are substantially the same as those of the Lyondell common stock. Lyondell's Board of Directors will be permitted to issue additional shares of authorized Series B Common Stock from time to time.

Restrictions on Conversion of Shares of Series B Common Stock into Shares of Lyondell Common Stock

   The stockholders agreement will prohibit Occidental from converting shares of Series B Common Stock into shares of Lyondell common stock until a date that is:

  .  after the third anniversary of the first issuance of Series B Common
     Stock;

  . after the second anniversary of the first issuance of Series B Common Stock, if Lyondell will not be restricted by its debt agreements from paying cash dividends on the converted shares without a dividend reduction on its then existing shares of Lyondell common stock; or

  . following the acquisition of a majority of the outstanding shares of voting stock of Lyondell by any person in a transaction not approved by Lyondell's Board of Directors.

Series B Common Stock may be converted on an earlier date with the prior written consent of Lyondell's Board of Directors. Lyondell's right to convert any or all shares of Series B Common Stock into shares of Lyondell common stock at any time in its sole discretion will not be restricted by the stockholders agreement. If the proposed amendments to the indentures regarding dividends are approved, the holders of Series B Common Stock will have the right to convert their Series B shares into Lyondell common stock after two years.

Description of Stockholders Agreement

   Lyondell will enter into a stockholders agreement with Occidental that sets forth, among other things:

  (1) restrictions on the conversion of Series B Common Stock into Lyondell common stock;

  (2) restrictions on transfer of the warrants and the shares of Lyondell common stock and Series B Common Stock issued to Occidental;

  (3) standstill provisions restricting Occidental's ability to engage or participate in specified change of control activities;

  (4) Lyondell's obligation to appoint two executive officers of Occidental, Dr. Ray R. Irani and Stephen I. Chazen, to Lyondell's Board of Directors; and

  (5) Occidental's agreement to vote for the nominees to Lyondell's Board of Directors that are proposed by the Board of Directors.

   Occidental's obligations to Lyondell under the stockholders agreement, and Lyondell's obligations to Occidental and its wholly owned affiliates under the stockholders agreement, will terminate when Occidental beneficially owns in the aggregate, directly or indirectly, a number of shares of Lyondell common stock or Series B Common Stock that is less than 50% of the initial number of shares of Series B Common Stock issued to Occidental at the closing. The obligations to Lyondell of each stockholder who will be required to become a party to the stockholders agreement and who is not an Occidental affiliate, and Lyondell's obligations to each of those stockholders under the stockholders agreement, will terminate when that stockholder beneficially owns in the aggregate, directly or indirectly, less than five million shares of Lyondell common stock.

   If Occidental beneficially owns, directly or indirectly, fewer than the initial number of shares of Series B Common Stock issued to Occidental at the closing of the transactions described in this "Proposed Transactions with Occidental" but at least 50% of the initial number of shares, then only one of such individuals, to be selected by Lyondell, will be entitled to a seat on Lyondell's Board of Directors.

Restrictions on Transfer of Securities

   The stockholders agreement will restrict the transfer of shares of Lyondell common stock, Series B Common Stock and warrants issued in connection with the transactions. Under the stockholders agreement, warrants and shares of Series B Common Stock received (1) at the closing, (2) as satisfaction of Lyondell's obligation to make a contingent payment, (3) upon exercise of a warrant and (4) as a dividend, may be transferred only to a wholly owned affiliate of Occidental.

   Under the stockholders agreement, shares of Lyondell common stock received
(1) upon conversion of Series B Common Stock, (2) as satisfaction of Lyondell's obligation to make a contingent payment, (3) upon exercise of a warrant and (4) as a dividend, may be transferred only:

  .  to a wholly owned affiliate of Occidental;

  . through a registered public offering conducted in accordance with the terms and conditions of a registration rights agreement;

  . pursuant to Rule 144 of the Securities Act of 1933, in an unsolicited "broker's transaction" (as defined in Rule 144) on a securities exchange in compliance with the volume limitations of the Securities Act, regardless of whether the volume limitations are applicable by law to the transferor; and

  . in connection with a sale of not more than 15 million shares in a single transaction or series of related transactions.

Any transferee that receives five million or more shares of Lyondell common stock that is not a wholly owned affiliate of Occidental, and that transferee's ultimate parent entity, will be required to execute the stockholders agreement.

Standstill Agreement

   The stockholders agreement will contain a provision prohibiting Occidental and each of its wholly owned affiliates, and any transferee of shares of Series B Common Stock, Lyondell common stock or warrants who is required to execute the stockholders agreement from engaging in activities that could potentially result in a change of control of Lyondell, including:

  .  acquiring additional Lyondell securities;

  .  initiating a proxy contest or change of control transaction;

  . seeking additional seats on, or control of, Lyondell's Board of Directors or control of Lyondell policies, alone or in concert with others; and

  . granting any proxy or other voting power to any person other than Lyondell or its designees.

   An exception to these restrictions will be granted to Occidental and each of its wholly owned affiliates so that these restrictions will be suspended following commencement of any exchange or tender offer for Lyondell common stock by a third party without Lyondell's consent. In addition, (1) Occidental may purchase up to 320,000 shares of Lyondell common stock in the open market in each calendar quarter (but only so long as after a purchase of additional shares, Occidental will beneficially own less than 40% of Lyondell's outstanding common stock) without being in violation of the standstill provisions and (2) the issuance of any shares of Series B Common Stock or Lyondell common stock in connection with the transactions or as a dividend will not be a violation of the standstill provisions.

   In the stockholders agreement, Occidental will agree to cause each share of Lyondell securities it beneficially owns, directly or indirectly, that are entitled to vote on any matter to be "present" for the taking of any Lyondell shareholder action and to vote "for" the nominees to Lyondell's Board of Directors that are proposed by the directors sitting on Lyondell's Board of Directors at the time of nomination.

Registration Rights

   Lyondell will enter into a registration rights agreement at the closing to provide for registration rights with respect to shares of Lyondell common stock issued to Occidental (1) as a dividend, (2) upon conversion of Series B Common Stock, (3) upon exercise of a warrant or (4) in satisfaction of Lyondell's obligation to make a contingent payment to Occidental. Neither Series B Common Stock nor the Warrants will have registration rights.

   Holders of Lyondell common stock with registration rights will have the right to demand registration of their shares in an underwritten offering once in any 12-month period if the offering is for at least 8 million shares and has an estimated public offering price of $100 million. Holders will have the right to demand registration in an offering that is not underwritten up to three times (or two, if holders have registered an underwritten offering during such period) in any 12-month period if the offering is for at least three million shares. Lyondell will have the right to delay registration under specified circumstances.

   Lyondell will be required to notify holders of Lyondell common stock with registration rights if it plans to conduct an underwritten public offering of shares of Lyondell common stock solely for cash and include a holder's shares in the registered offering if the holder so requests. However, Lyondell may reduce the number of qualified shares of Lyondell common stock so registered on the recommendation of the lead managing underwriter, and Lyondell may also in its sole discretion withdraw any such registration statement and abandon any proposed offering.

   Registration rights may be transferred together with shares of Lyondell common stock if the transfer of the shares is permitted by the stockholders agreement and (1) the transfer is to a wholly owned affiliate of Occidental or
(2) the transfer is for a minimum of five million shares.

                                  UNDERWRITING

   Credit Suisse First Boston Corporation, SG Cowen Securities Corporation and UBS Warburg LLC are acting as joint bookrunning managers of the offering. Under the terms and subject to the conditions contained in an underwriting agreement dated June 25, 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, SG Cowen Securities Corporation, UBS Warburg LLC and Salomon Smith Barney Inc. are acting as representatives the following respective numbers of shares of common stock:

                                                                      Number of
                              Underwriter                              Shares
                              -----------                             ---------
   Credit Suisse First Boston Corporation............................ 2,160,000
   SG Cowen Securities Corporation................................... 2,160,000
   UBS Warburg LLC................................................... 2,160,000
   Salomon Smith Barney Inc..........................................   720,000
                                                                      ---------
     Total........................................................... 7,200,000
                                                                      =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,080,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.42 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we will pay:

                                       Per Share                       Total
                             ----------------------------- -----------------------------
                                Without          With         Without          With
                             Over-allotment Over-allotment Over-allotment Over-allotment
                             -------------- -------------- -------------- --------------
   Underwriting Discounts
    and Commissions paid by
    us.....................      $0.700         $0.700       $5,040,000     $5,796,000
   Expenses payable by us..      $0.069         $0.060       $  500,000     $  500,000

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus, except grants of employee stock options pursuant to the terms of a plan in effect on the date hereof and issuances pursuant to the exercise of employee stock options outstanding on the date hereof. In addition to these exceptions, Lyondell will be permitted to issue common stock and warrants to Occidental as described under "Proposed Transactions with Occidental."

   Our executive officers (other than our retiring chief financial officer) and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. This agreement is subject to several exceptions that will permit officers and directors to transfer securities to family members, family-owned entities, and charitable organizations that, in each case, agree to be bound by the lock-up restrictions.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

   We have applied to list the shares of common stock on The New York Stock Exchange.

   The underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us from time to time in the ordinary course of business for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of each of the representatives are acting as lenders and/or agents under our credit agreement and receive customary fees in connection therewith. In the event that the amendment to our credit facility described under "Description of Indebtedness--Credit Facility" does not become effective, a portion of the net proceeds of this offering will be offered to the lenders to prepay amounts outstanding under our credit facility. In addition, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. acted as initial purchasers of senior secured notes we offered in November 2001 and received customary fees in connection therewith.

   In connection with the offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, resulting in a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

   Mr. Dudley C. Mecum II, a director of Lyondell, also serves on the board of directors of Citigroup Inc., which is an affiliate of Salomon Smith Barney Inc.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  . where required by law, that the purchaser is purchasing as principal and not as agent, and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action--Ontario Purchasers Only

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Certain legal matters in connection with the offering of the notes will be passed on for Lyondell by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the offering of the notes will be passed on for the underwriters by Davis Polk & Wardwell, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

   Lyondell files annual, quarterly and special reports, proxy statements and other information with the SEC. Lyondell's SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document Lyondell files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because Lyondell's common stock is listed on the New York Stock Exchange, reports and other information concerning Lyondell can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Our SEC filings are also available from our web site at www.lyondell.com. Information contained on our web site or any other web site is not incorporated into this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

   Lyondell has incorporated by reference information, which means that it is disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement or the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus supplement or the accompanying prospectus. Lyondell incorporates by reference the documents listed below and any future filings made with the SEC (file no. 1-10145) under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended.

   (1) Annual Report on Form 10-
    K............................. Year ended December 31, 2001
   (2) Current Reports on Form 8-
    K............................. Filed on January 11, 2002 and June 21, 2002
   (3) Quarterly Report on Form
    10-Q.......................... Filed on May 14, 2002

   You may request a copy of these filings (excluding exhibits), at no cost, by writing or telephoning Lyondell at the following address:

                           Lyondell Chemical Company
                            1221 McKinney, Suite 700
                              Houston, Texas 77010
                           Telephone: (713) 652-4590
                         Attention: Investor Relations

Prospectus

[LYONDELL LOGO]

Lyondell Chemical Company
One Houston Center, Suite 700
1221 McKinney Street
Houston, Texas 77010
(713) 652-7200

                                 $3,335,000,000

                         Senior Secured Debt Securities
                        Senior Unsecured Debt Securities
                      Senior Subordinated Debt Securities
                      Junior Subordinated Debt Securities
                                Preferred Stock
                                  Common Stock
                                    Warrants
                            Stock Purchase Contracts
                           Securities Purchase Units

                               ----------------

           Guarantees of Debt Securities or Subsidiary Guarantees by:

                           Lyondell Chemical Company
                       Lyondell Chemical Nederland, Ltd.
                         ARCO Chemical Technology, Inc.
                         ARCO Chemical Technology, L.P.

                               ----------------

 Consider
 carefully the
 Risk Factors
 beginning on page
 4.

 We will provide
 additional terms
 of our securities
 in one or more
 supplements to
 this prospectus.
 You should read
 this prospectus
 and the related
 prospectus
 supplement
 carefully before
 you invest in our
 securities. No
 person may use
 this prospectus
 to offer and sell
 our securities
 unless a
 prospectus
 supplement
 accompanies this
 prospectus.

          The Offering

   We may offer from time to time:

.. senior secured or senior unsecured debt securities, whether or not guaranteed by our subsidiaries;

.. senior subordinated debt securities, whether or not guaranteed by our subsidiaries;

.. junior subordinated debt securities, whether or not guaranteed by our subsidiaries;

.. preferred stock;

.. common stock;

.. warrants to purchase our common stock, preferred stock, senior debt securities or subordinated debt securities;

.. stock purchase contracts; and

.. securities purchase units, consisting of a stock purchase contract and either our debt securities or debt obligations of third parties.

   Our common stock is listed on the New York Stock Exchange under the symbol "LYO."

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

The date of this prospectus is May 29, 2002.

                               Table of Contents

About This Prospectus.......................................................   2
About Lyondell Chemical Company.............................................   2
The Subsidiary Guarantors...................................................   3
Risk Factors................................................................   4
Forward-Looking Information.................................................  14
Use of Proceeds.............................................................  15
Ratio of Earnings to Fixed Charges..........................................  15
Description of Debt Securities..............................................  16
Description of Capital Stock................................................  28
Market for Common Stock and Common Stock Dividends..........................  33
Description of Warrants.....................................................  34
Description Of Stock Purchase Contracts and Securities Purchase Units.......  34
Plan of Distribution........................................................  35
General Information.........................................................  36
Legal Opinions..............................................................  36
Experts.....................................................................  36
Where You Can Find More Information.........................................  37

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we have filed with the SEC under a "shelf" registration process. Using this process, we may offer the securities this prospectus describes in one or more offerings with a total initial offering price of up to $3,335,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information this prospectus contains. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the "Where You Can Find More Information" section of this prospectus.

                        ABOUT LYONDELL CHEMICAL COMPANY

   Lyondell Chemical Company is a global chemical company with low-cost operations and leading producer positions in all of its major products. Lyondell manufactures and markets a variety of intermediate and performance chemicals, including propylene oxide (PO), propylene glycol (PG), propylene glycol ethers (PGE), butanediol (BDO), toluene diisocyanate (TDI), styrene monomer (SM), and tertiary butyl alcohol (TBA) and its derivative methyl tertiary butyl ether (MTBE), which are collectively known as our intermediate chemicals and derivatives business.

   We currently own 41 percent of Equistar Chemicals, LP, a Delaware limited partnership, which operates petrochemicals and polymers businesses. On January 31, 2002, we announced an agreement in principle with Occidental Petroleum Corporation, one of our Equistar partners, to acquire its 29.5 percent share of Equistar. Following completion of this transaction, which is subject to completion and execution of definitive documentation, compliance with the applicable provisions of the partnership agreement and the parent agreement, approval by Lyondell's stockholders and other customary conditions, Lyondell will own 70.5 percent of Equistar. Equistar's petrochemicals business manufactures and markets olefins, oxygenated products, aromatics and specialty products. Equistar's olefins are ethylene, propylene and butadiene, and its oxygenated products include ethylene oxide, ethylene glycol, ethanol and MTBE. Equistar's aromatics are benzene and toluene. Equistar's polymers business manufactures and markets polyolefins, including high density polyethylene, low density polyethylene, linear low density polyethylene, polypropylene and performance polymers. Equistar's performance polymers include enhanced grades of polyethylene, such as wire and cable insulating resins, and polymeric powders.

   We also own 58.75 percent of LYONDELL-CITGO Refining LP, a Delaware limited partnership (LCR), which produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants. LCR sells its principal refined products primarily to CITGO Petroleum Corporation (CITGO).

   In addition, we own 75 percent of Lyondell Methanol Company, L.P., a Texas limited partnership (LMC), which produces methanol.

   In this prospectus, we refer to Lyondell, its wholly owned and majority owned subsidiaries, and its ownership interest in equity affiliates as "we" or "us," unless we specifically state otherwise or the context indicates otherwise. Lyondell is a Delaware corporation with principal executive offices located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone:
(713) 652-7200).

                           THE SUBSIDIARY GUARANTORS

   Lyondell Chemical Nederland, Ltd., ARCO Chemical Technology, Inc. and ARCO Chemical Technology, L.P. may jointly and severally and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus, as set forth in a related prospectus supplement. We sometimes refer to these companies in this prospectus as the "subsidiary guarantors." Lyondell Chemical Nederland, Ltd. and ARCO Chemical Technology, Inc. are both Delaware corporations and ARCO Chemical Technology, L.P. is a Delaware limited partnership. The subsidiary guarantors have principal executive offices located at c/o Lyondell Chemical Company, 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone: (713) 652-7200).

                                  RISK FACTORS

   You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

The cyclicality of the chemical and refining industries may cause significant fluctuation in our income and cash flow.

   Our historical operating results reflect the cyclical and volatile nature of the supply-demand balance in both the chemical and refining industries. These industries historically have experienced alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. The cyclicality of these industries results in volatile profits and cash flow over the business cycle.

   Currently, there is overcapacity in the chemical industry. Moreover, a number of participants in the chemical industry either have added or are expecting to add capacity. There can be no assurance that future growth in product demand will be sufficient to utilize this additional, or even current, capacity. Excess industry capacity has depressed and may continue to depress our and/or our joint ventures' volumes and margins. Such excess industry capacity and weak demand for our products, as well as higher energy and raw material prices last year, contributed to a significant decline in our EBITDA during 2001 compared to 2000 and may continue to do so.

External factors beyond our and our joint ventures' control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect income and cash flow.

   External factors can also cause significant fluctuations in demand for our and our joint ventures' products and volatility in the price of raw materials and other operating costs and can magnify the impact of economic cycles on us and our joint ventures' businesses. Examples of external factors include:

  . general economic conditions;

  . competitor actions;

  . international events and circumstances; and

  . governmental regulation in the United States and abroad.

   Demand for our products and our joint ventures' products is influenced by general economic conditions. For example, during 2000 and in the first half of 2001, uncertainty regarding the global economy reduced market demand for some of our and our joint ventures' products, which adversely affected our results of operations. This reduction in market demand continued through 2001 until the first quarter of 2002, during which we observed an increase in market demand. In addition, a number of our products and our joint ventures' products are highly dependent on durable goods markets, such as the housing and automotive markets, which are themselves particularly cyclical. Many of our and our joint ventures' products are components of other chemical products that, in turn, are subject to the supply-demand balance of both the chemical and refining industries and general economic conditions. For example, MTBE is used as a blending component in gasoline, and therefore a substantial decline in gasoline prices could result in decreased profitability from MTBE sales. If the global economy does not improve, demand for our and our joint ventures' products and our income and cash flow would be adversely affected.

   We and our joint ventures may reduce production at or idle a facility for an extended period of time or exit a business because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product, which makes production uneconomical. These temporary outages sometimes last for several quarters or, in certain cases, longer and cause us or our joint ventures to incur costs, including the expenses of the outages and the restart of these facilities. It is possible that factors like increases in raw material costs or lower demand in the future will cause us or our joint ventures to further reduce operating rates or idle facilities or exit uncompetitive businesses.

We and our joint ventures sell commodity products in highly competitive markets and face significant price pressure.

   We and our joint ventures sell our products in highly competitive markets. Due to the commodity nature of certain of our and our joint ventures' products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we and our joint ventures generally are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in prices for these products, either in the direction of the price change or in magnitude. In addition, some of our and our joint ventures' competitors may be able to drive down product prices. Moreover, some of our and our joint ventures' competitors may have greater financial, technological and other resources than ours, and may be better able to withstand changes in market conditions. For certain products, our and our joint ventures' competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. The occurrence of any of these events could adversely affect our financial condition and results of operations.

Rising costs of raw materials and energy may result in increased operating expenses and reduced results of operations.

   We and our joint ventures purchase large amounts of raw materials and energy for our business. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which may be highly volatile and cyclical. Raw material costs began increasing during 1999 due to higher oil and gas prices. These increases continued through 1999, and prices remained at high levels during 2000. Surging natural gas costs late in 2000 and in the first half of 2001 increased both the costs of natural gas liquids-based raw materials, primarily ethane, as well as the cost of utilities. In the first quarter of 2001, our results of operations and Equistar's results of operations were significantly affected by the rising cost of natural gas. Benchmark natural gas prices in the U.S. spiked at nearly $10 per million BTUs in January 2001, compared to a historical price range of $1.50 to $2.50 per million BTUs in the period from 1991 to 1999. After the January 2001 spike, natural gas prices began to decrease, reaching $2.30 per million BTUs in December 2001; however, benchmark natural gas prices for the year still averaged $4.28 per million BTUs, or 10 percent higher than in 2000. Our operating expenses and Equistar's operating expenses will likely increase if these costs increase.

   In addition, higher natural gas prices early in 2001 adversely affected the ability of many domestic chemicals producers to compete internationally since U.S. producers are disproportionately reliant on natural gas as a feedstock and an energy source. In addition to the impact that this has had on Equistar's exports, reduced competitiveness of U.S. producers also has in the past increased the availability of chemicals in North America as U.S. production that would otherwise have been sold overseas was instead offered for sale domestically, resulting in excess supply and lower prices in North America.

We have risks resulting from significant amounts of debt.

   As of March 31, 2002, Lyondell had outstanding debt of approximately $3.84 billion, and Equistar had outstanding debt of approximately $2.29 billion. Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

  . we may not be able to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

  . our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations; and

  . we could be more vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

   Lyondell's, Equistar's and LCR's bank credit facilities and Lyondell's and Equistar's indentures relating to their secured debt securities impose restrictions on each of Lyondell, Equistar and LCR. These credit facilities and indentures contain customary covenants that, subject to exceptions, restrict the ability of each of Lyondell, Equistar and LCR to incur additional debt or liens, dispose of assets, make restricted payments (as defined in the agreements) or merge or consolidate with other entities. In addition, the credit facilities require the maintenance of specified financial ratios as provided in the agreements. The breach of these covenants could permit the lenders to declare the loans immediately payable and could permit the lenders under the credit facilities to terminate future lending commitments.

Shared control of joint ventures involving Lyondell may delay decisions or actions.

   A substantial portion of our operations is conducted through joint ventures. We share control of these joint ventures with third parties.

   Our forecasts and plans with respect to these joint ventures assume that our joint venture partners will observe their obligations with respect to the joint ventures. In the event that any of our joint venture partners do not observe their commitments, it is possible that the affected joint venture would not be able to operate in accordance with its business plans or that we would be required to increase our level of commitment in order to give effect to such plans.

   As with any such joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations.

   Lyondell or any of the other owners of the joint ventures may transfer control of their joint venture interests or engage in mergers or other business combination transactions with a third party or one or more of the other owners that could result in a change of control of Lyondell or the joint venture or the other owners. In many instances, such a transfer would be subject to an obligation to first offer the other owners an opportunity to purchase the interest. Lyondell and the other joint venture owners have discussed, and from time to time may continue to discuss, in connection with their ordinary course dialog regarding the joint ventures or otherwise, transactions that could result in a transfer or modification, directly or indirectly, of their ownership in a joint venture. We cannot be certain that any of the joint venture owners will not sell, transfer or otherwise modify their ownership interest in a joint venture, whether in a transaction involving third parties and/or one or more of the other owners. Upon a transfer of an interest in Equistar, the partnership agreement and key agreements between Equistar and its owners would remain in place and may not be modified without the consent of all of the owners, but the transfer could affect the governance of Equistar, particularly because Equistar's partnership agreement requires unanimous approval for some decisions.

   Equistar's credit facility provides that an event of default occurs if any combination of Lyondell, Millennium and Occidental ceases to collectively hold at least a 50 percent interest. LCR's credit facility provides that an event of default occurs if Lyondell and CITGO cease to individually or collectively hold at least a 35 percent interest. In addition, LCR's credit facility provides that an event of default occurs if (i) Lyondell transfers its interest as a member of LCR to a person other than an affiliate or (ii) neither CITGO nor any of its affiliates is a member of LCR.

Distributions of cash from our joint ventures may be restricted.

   We conduct a substantial amount of our operations through our joint ventures. Our ability to meet our debt service and other obligations is dependent, in part, upon the receipt of distributions from our joint ventures. LCR's credit facility prohibits the payment of distributions to us during an event of default thereunder. Subject to the provisions of the applicable debt agreements, future borrowings by our joint ventures may contain other restrictions or prohibitions on the payment of distributions by such joint ventures to us. Dependent upon applicable state law, our joint ventures may be limited in amounts that they are permitted to pay as distributions on their equity interests. Our joint ventures' ability to distribute cash to us is also dependent upon their economic performance, which is dependent on a variety of factors, including factors described elsewhere in the "Risk Factors" section of this prospectus. For example, Equistar did not make any distributions to its owners in 2001, as its results of operations have been adversely affected by increasing industry capacity for the products it sells, higher raw material prices and reduced demand due to weak economic conditions.

LCR's crude oil supply agreement with PDVSA Petroleo, S.A. (PDVSA Oil) is important to LCR's operations because it reduces the volatility of earnings and cash flow. The agreement is currently subject to litigation and subject to the risk of enforcing judgments against non-United States affiliates of a sovereign nation and force majeure risks.

   Most of the crude oil used by LCR as a feedstock for its refinery is purchased under the crude supply agreement with PDVSA Oil, an affiliate of Petroleos de Venezuela, S.A. (PDVSA), which was entered into in 1993. The crude supply agreement incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less (i) certain deemed refining costs adjustable for inflation and energy costs, (ii) certain actual costs and (iii) a deemed margin, which varies according to the grade of crude oil or other feedstock delivered. The actual refining margin earned by LCR may vary from the formula amount depending on, among other things, the efficiency with which LCR conducts its operations from time to time. Although LCR believes that the crude supply agreement reduces the volatility of its earnings and cash flows, the crude supply agreement also limits LCR's ability to enjoy higher margins during periods when the market price of crude oil is low relative to the then-current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the crude supply agreement, the benefits of this agreement to LCR could be substantially diminished and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR's costs for crude oil under the crude supply agreement may be higher than might otherwise be available to LCR from other sources. A disparate increase in the price of heavy crude oil relative to the prices for its products, such as experienced in 1999, has the tendency to make continued performance of its obligations under the crude supply agreement less attractive to PDVSA Oil.

   Under the crude supply agreement, PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude, which constitutes approximately 86 percent of the LCR refinery's refining capacity of 268,000 barrels per day of crude oil. By letter dated April 16, 1998, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. The letter stated that PDVSA Oil declared itself in a force majeure situation and that PDVSA Oil would reduce deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. LCR began receiving reduced deliveries of crude oil from PDVSA Oil in August 1998, amounting to 195,000 barrels per day in that month. LCR was advised by PDVSA Oil in May 1999 of a further reduction in the deliveries of crude oil supplied under the crude supply agreement to 184,000 barrels per day, effective May 1999.

   On several occasions since then, PDVSA Oil further reduced crude oil deliveries, although it made payments under a different provision of the crude supply agreement in partial compensation for such reductions. Subsequently, PDVSA Oil unilaterally increased deliveries of crude oil to LCR to 195,000 barrels per day effective April 2000, to 200,000 barrels per day effective July 2000 and to 230,000 barrels per day effective October 2000.

   During 2001, PDVSA Oil declared itself in a force majeure situation, but did not reduce crude oil deliveries to LCR during 2001. In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3 percent beginning March 1, 2002. In February 2002, LCR was advised by PDVSA Oil that deliveries of crude oil to LCR in March 2002 would be reduced to approximately 198,000 barrels per day. Lyondell currently expects second quarter 2002 deliveries under the crude supply agreement to average 190,000 barrels per day. The recent political uncertainty in Venezuela has not affected crude oil deliveries, the crude supply agreement or related matters to date, and the long-term effects of these events, if any, are not yet clear.

   LCR has consistently contested the validity of PDVSA Oil's and PDVSA's reductions in deliveries under the crude supply agreement. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on February 1, 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the January 2002 force majeure declaration, as well as the claimed force majeure from April 1998 to September 2000.

   There are risks associated with enforcing the provisions of contracts with companies such as PDVSA Oil that are non-United States affiliates of a sovereign nation. All of the crude oil supplied by PDVSA Oil under the crude supply agreement is produced in the Republic of Venezuela, which has experienced economic difficulties and attendant social and political changes in recent years. It is impossible to predict how governmental policies may change under the current or any subsequent Venezuelan government. In addition, there are risks associated with enforcing judgments of United States courts against entities whose assets are located outside of the United States and whose management does not reside in the United States. Although the parties have negotiated alternative arrangements in the event of certain force majeure conditions, including Venezuelan governmental or other actions restricting or otherwise limiting PDVSA Oil's ability to perform its obligations, any such alternative arrangements may not be as beneficial to LCR as the crude supply agreement.

   In 1999, PDVSA announced its intention to renegotiate the crude supply agreements with all third parties, including LCR. In light of PDVSA's announced intent, we cannot assure you that PDVSA Oil will continue to perform its obligations under the crude supply agreement. However, it has confirmed that it expects to honor its commitments if a mutually acceptable restructuring of the crude supply agreement is not achieved. From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the crude supply agreement and a broader restructuring of the LCR partnership. We are unable to predict whether changes in either arrangement will occur.

   If the crude supply agreement is modified or terminated or this source of crude oil is otherwise interrupted due to production difficulties, OPEC-mandated supply cuts, political or economic events in Venezuela or other factors, LCR could experience significantly lower earnings and cash flows. The parties each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances, subject to reciprocal rights of first refusal. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the crude supply agreement. Depending on then-current market conditions, any breach or termination of the crude supply agreement or reduction in supplies thereunder could adversely affect LCR, since LCR would have to purchase all or a portion of its crude oil feedstocks in the merchant market, which could subject LCR to significant volatility and price fluctuations. We cannot assure you that alternative crude oil supplies with similar margins will be available for purchase by LCR.

Operating problems in our business may adversely affect our income and cash flow.

   The occurrence of material operating problems at our facilities or any of our joint ventures' facilities, including, but not limited to, the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole, during and after the period of such operational difficulties. Our income and cash flow are dependent on the continued operation of our various production facilities, our joint ventures' production facilities and the ability to complete construction projects on a schedule. Although we and our joint ventures take precautions to enhance the safety of operations and minimize the risk of disruptions, our operations and our joint ventures' operations, along with the operations of other members of the chemical and refining industries, are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These hazards include:

  . pipeline leaks and ruptures;

  . explosions;

  . fires;

  . severe weather and natural disasters;

  . mechanical failure;

  . unscheduled downtime;

  . labor difficulties;

  . transportation interruptions;

  . remediation complications;

  . chemical spills;

  . discharges or releases of toxic or hazardous substances or gases;

  . storage tank leaks;

  . other environmental risks; and

  . potential terrorist acts.

   Some of these hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. We are not fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

   We cannot predict with certainty the extent of our, our subsidiaries' or our joint ventures' future liabilities and costs under environmental, health and safety laws and regulations and we cannot assure you that they will not be material. In addition, we, our subsidiaries or our joint ventures may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or chemicals that we otherwise manufacture and sell, handle or own. Although these claims have not historically had a material impact on our, our subsidiaries' or our joint ventures' operations, a significant increase in the number or success of these claims could materially adversely affect our, our subsidiaries' or our joint ventures' business, financial condition, operating results or cash flow.

   The production facilities of Lyondell, Equistar, LCR and LMC are generally required to have permits and licenses regulating air emissions, discharges to water and storage, treatment and disposal of hazardous wastes. Companies such as Lyondell and its joint ventures that are permitted to treat, store or dispose of hazardous waste and maintain underground storage tanks pursuant to the Resource Conservation and Recovery Act (RCRA) also are required to meet certain financial responsibility requirements. We believe that we and our joint ventures have all permits and licenses generally necessary to conduct business or, where necessary, are applying for additional, amended or modified permits and that we and our joint ventures meet applicable financial responsibility requirements.

   The policy of each of Lyondell, Equistar, LCR and LMC is to be in compliance with all applicable environmental laws. Lyondell and Equistar also are each committed to Responsible Care(R), an international chemical industry initiative to enhance the industry's responsible management of chemicals. Our subsidiaries and joint ventures (together with the industries in which they operate) are subject to extensive national, state and local environmental laws and regulations concerning emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, we cannot accurately predict future developments, such as increasingly strict environmental laws, and inspection and enforcement policies, as well as higher compliance costs therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and nonhazardous waste. Some risk of environmental costs and liabilities is inherent in particular operations and products of ours, and our joint ventures, as it is with other companies engaged in similar businesses, and there is no assurance that material costs and liabilities will not be incurred. In general, however, with respect to the capital expenditures and risks described above, we do not expect that we or our joint ventures will be affected differently from the rest of the chemicals and refining industry where our facilities or our joint ventures' facilities are located.

   Environmental laws may have a significant effect on the nature and scope of cleanup of contamination at current and former operating facilities, the costs of transportation and storage of raw materials and finished products and the costs of the storage and disposal of wastewater. Also, U.S. "Superfund" statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. As of March 31, 2002, our, our subsidiaries' and our joint ventures' environmental liability for future assessment and remediation costs at the above-mentioned sites totaled $28 million. The liabilities per site range from less than $1 million to $11 million and are expected to be incurred over the next two to seven years. It is possible that new information about the sites for which the accrual has been established, new technology or future developments, such as involvement in other Comprehensive Environmental Response Compensation and Liability Act, as amended (CERCLA), RCRA, Texas Natural Resource Conservation Commission (TNRCC) or other comparable state or foreign law investigations, could require us to reassess our potential exposure related to environmental matters.

   The LCR refinery contains on-site solid-waste landfills, which were used in the past to dispose of waste generated at this facility. It is anticipated that corrective measures will be necessary to comply with federal and state requirements with respect to this facility. We are also subject to certain assessment and remedial actions at the LCR refinery under RCRA. In addition, we negotiated an order with the TNRCC for assessment and remediation of groundwater and soil contamination at the refinery. We also have liabilities under RCRA and various state and foreign government regulations related to five current plant sites and three former plant sites. We are also responsible for a portion of the remediation of certain off-site waste disposal facilities. We are currently contributing funds to the cleanup of two waste sites located near Houston, Texas under CERCLA and the Superfund Amendments and Reauthorization Act of 1986. Lyondell has also been named, along with several other companies, as a potentially responsible party for a third CERCLA site near Houston, Texas. The $28 million accrual described above includes, where applicable, costs to address these RCRA, TNRCC and CERCLA matters. In addition, Lyondell is involved in administrative proceedings or lawsuits relating to a minimal number of other CERCLA sites. We estimate, based upon currently available information, that potential loss contingencies associated with the latter CERCLA sites, individually and in the aggregate, are not significant.

   In some cases, compliance with environmental, health and safety laws and regulations can be achieved only by capital expenditures. In the years ended December 31, 2001, 2000 and 1999, we, our subsidiaries and our joint ventures (on a 100 percent basis) spent, in the aggregate, approximately $34 million, $20 million and $21 million, respectively, for environmentally related capital expenditures at existing facilities. We, our subsidiaries and our joint ventures anticipate spending approximately $99 million for 2002 and approximately $240 million for 2003 for environmentally related capital expenditures. The increased level of such expenditures for 2001, 2002 and 2003 is a result of, among other things, implementation of a plan for the Houston/Galveston region to comply with the ozone standard, as discussed below.

   The eight-county Houston/Galveston region has been designated a severe nonattainment area for ozone by the U.S. Environmental Protection Agency (EPA). As a result, in December 2000, the TNRCC submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds (VOCs) and nitrogen oxides (NOx) in the presence of sunlight, and is a principal component of smog. The proposed plans for meeting the ozone standard focus on significant reductions in NOx emissions. NOx emission reduction controls must be installed at LCR's refinery and each of Lyondell's two facilities and Equistar's six facilities in the Houston/Galveston region during the next several years, well in advance of the 2007 deadline. Compliance with the provisions of the plan will result in increased capital investment during the next several years and higher annual operating costs for Equistar, Lyondell and LCR. As a result, Lyondell estimates that aggregate related capital expenditures could total between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Lyondell's direct share of such expenditures could total between $65 million and $80 million. Lyondell's proportionate share of Equistar's expenditures could total between $85 million and $105 million, and Lyondell's proportionate share of LCR's expenditures could total between $75 million and $95 million. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

   Lyondell has been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, Lyondell and the BCCA Appeal Group (a group of industry participants) filed a lawsuit against the TNRCC to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TNRCC agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. In October 2001, the EPA approved the TNRCC plan, and the BCCA Appeal Group filed a timely petition for judicial review of that action on January 11, 2002. If the TNRCC scientific review supports the industry group proposal, the TNRCC has agreed to revise the NOx emission reduction requirements set forth in its original plan. Any revisions will have to be approved by the EPA. Such revisions of the NOx emission reduction requirements are expected to reduce the estimated capital investments for NOx reductions required by Lyondell, Equistar and LCR to comply with the plans for meeting the ozone standards. However, there can be no guarantees as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

   The Clean Air Act specified certain emissions standards for vehicles beginning in the 1994 model year and required the EPA to study whether further emissions reductions from vehicles were necessary, starting no earlier than the 2004 model year. In 1998, the EPA concluded that more stringent vehicle emissions standards were needed and that additional controls on gasoline and diesel were necessary to meet these emissions standards. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new "on-road" diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Lyondell estimates that these standards will result in increased capital investment for LCR, totaling between $175 million to $225 million for the new gasoline standards and $250 million to $300 million for the new diesel standards, between now and the implementation dates. Lyondell's share of LCR's capital expenditures would be between $250 million and $300 million. In addition, these standards could result in higher operating costs for LCR. Equistar's business may also be impacted if these standards increase the cost for processing fuel components.

Pending or future legislative initiatives or litigation may adversely affect Lyondell's MTBE sales.

   In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. In Europe, demand for MTBE has benefited from new legislation in the 15-nation European Union. The so-called "Auto/Oil Legislation" aimed at reducing air pollution from vehicle emissions was enacted in 1998, and refineries increased consumption of MTBE to meet the new blending requirements. However, while studies by federal and state agencies and other world organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational watercraft has led to public concern, and some litigation, that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies.

   Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. On April 25, 2002, the U.S. Senate passed its version of an omnibus energy bill, which, among other things, would ban the use of MTBE as a fuel oxygenate. The Senate bill is not law and must be reconciled with the version of the omnibus energy bill passed by the U.S. House of Representatives in 2001. Lyondell does not expect these initiatives to have a significant impact on MTBE margins and volumes in 2002. Lyondell's MTBE sales represented approximately 35 percent of its total 2001 revenues.

   We have developed technologies to convert TBA into alternate gasoline blending components should it be necessary to reduce MTBE production in the future. However, implementation of such technologies would require additional capital investment. The profit margin on such alternate gasoline blending components could differ from those historically realized on MTBE.

Our international operations are subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to foreign operations.

   International operations and exports to foreign markets are subject to a number of risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties and taxes, as well as changes in laws and policies governing operations of foreign-based companies. In addition, earnings of foreign subsidiaries and intercompany payments may be subject to foreign income tax rules that may reduce cash flow available to meet required debt service and other obligations of Lyondell.

Lyondell and Equistar pursue acquisitions, dispositions and joint ventures.

   Lyondell and Equistar both seek opportunities to maximize efficiency or value through various transactions. These transactions may include various business combinations, purchases or sales of assets or contractual arrangements or joint ventures that are intended to result in the realization of synergies, the creation of efficiencies or the generation of cash to reduce debt. To the extent permitted under Lyondell's and Equistar's credit facilities and other debt, some of these transactions may be financed by additional borrowings by Lyondell or Equistar or by the issuance of equity securities. Although these transactions are expected to yield longer-term benefits if the expected efficiencies and synergies of the transactions are realized, they could adversely affect the results of operations of Lyondell or Equistar in the short term because of the costs associated with such transactions.

Our quarterly results will vary significantly.

   Our quarterly results will vary significantly depending on various factors, most of which are beyond our control, including:

  . changes in product prices, product demand, including seasonal demand for certain products, such as MTBE, raw material costs or supply arrangements;

  . the scheduling of plant turnarounds;

  . fluctuations in shipments to customers;

  . adverse developments in foreign or domestic markets;

  . regional business activities;

  . changes in interest rates;

  . foreign exchange fluctuations; and

  . unanticipated expenses.

                          FORWARD-LOOKING INFORMATION

   This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "forecast," "budget," "goal" or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

   The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

  . the cyclical nature of the chemical and refining industries;

  . uncertainties associated with the United States and worldwide economies;

  . substantial chemical and refinery capacity additions resulting in oversupply and declining prices and margins;

  . the availability and cost of raw materials and utilities;

  . access to capital markets;

  . technological developments;

  . current and potential governmental regulatory actions in the United
    States and other countries;

  . potential terrorist attacks;

  . operating interruptions (including leaks, explosions, fires, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases, and other environmental risks); and

  . our ability to implement our business strategies, including cost reductions.

   We have discussed some of these factors in more detail in the "Risk Factors" section of this prospectus and in our other filings with the SEC, including those filings incorporated by reference into this prospectus. These factors are not necessarily all the important factors that could affect us or our joint ventures. We advise you that you should (i) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (ii) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

                                USE OF PROCEEDS

   Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include funding working capital requirements, capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities, and may initially be invested in short-term marketable securities. We will determine any specific allocation of the net proceeds of an offering to a specific purpose at the time of such offering and will describe the specific allocation in the related prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for each of the periods shown is as follows:

                                       For the Three  Years Ended December 31,
                                        Months Ended  ------------------------
                                       March 31, 2002 2001 2000 1999 1998 1997
                                       -------------- ---- ---- ---- ---- ----
Ratio of earnings to fixed charges
 (a)..................................       --        --  2.0x  --  1.2x 4.6x

--------
(a) For the three months ended March 31, 2002 and for the years ended December 31, 2001 and 1999, earnings were insufficient to cover fixed charges by $75 million, $224 million and $104 million, respectively. The ratio of earnings to fixed charges has been calculated including amounts for Lyondell and its current proportionate share of amounts for Equistar (57 percent through May 15, 1998 and 41 percent thereafter), LCR (58.75 percent for the year ended December 31, 1998 and thereafter, 86 percent for the first quarter of 1997 and 58.49 percent for the remainder of 1997) and LMC (75 percent for the year ended December 31, 1998 and thereafter), for the periods in which Lyondell accounted for its respective investment in each such joint venture using the equity method of accounting. Lyondell remains a guarantor of $300 million of Equistar's debt and a co-obligor with Equistar for $31 million of debt for which Equistar assumed responsibility in connection with its formation. Fixed charges include interest expense plus capitalized interest and the portion of rental expense that represents an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the debt securities sets forth certain general terms that may apply to the debt securities that we may issue separately, upon conversion of preferred stock, upon exercise of a warrant, in connection with a stock purchase contract, as part of a stock purchase unit or upon exercise of a subscription right from time to time in the form of one or more series. The particular terms of any debt securities will be described in the prospectus supplement relating to those debt securities. For purposes of this "Description of Debt Securities" section of this prospectus, references to the terms "Lyondell," "us" or "we" mean Lyondell Chemical Company only, unless we state otherwise or the context clearly indicates otherwise.

   Any senior secured debt securities will be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. Any senior unsecured debt securities will be issued in one or more series under an indenture, as supplemented or amended form time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. Any senior subordinated debt securities will be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. Any junior subordinated debt securities will be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to any senior secured or senior unsecured debt securities as the senior indenture(s). For ease of reference, we will refer to the indenture relating to the senior subordinated debt securities as the senior subordinated indenture, to the indenture relating to the junior subordinated debt securities as the junior subordinated indenture, and to the senior subordinated indenture together with the junior subordinated indenture as the subordinated indentures.

   This summary of the terms and provisions of the debt securities and the indentures is not complete. You should read the forms of the indentures which are filed as exhibits to the registration statement of which this prospectus forms a part. Whenever we refer to particular defined terms of the indentures in this section or in a prospectus supplement, we are incorporating these definitions into this prospectus or the prospectus supplement.

General

   We will issue the debt securities in one or more series in accordance with a supplemental indenture or a resolution of our board of directors or a committee of the board. Unless otherwise specified in a prospectus supplement, each series of senior secured debt securities will rank equally in right of payment with all of our other senior secured obligations, and each series of our senior unsecured debt securities will rank equally in right of payment with all of our other senior unsecured obligations. Any senior unsecured debt securities will be effectively subordinated to all of our existing and future senior secured debt, to the extent of the value securing our senior secured debt. Each series of senior and junior subordinated debt securities will be subordinated and junior in right of payment to the extent and in the manner described in the subordinated indenture and any supplemental indenture relating to the subordinated debt securities. Except as otherwise provided in a prospectus supplement, the indentures do not limit our ability to incur additional secured or unsecured debt, whether under the indentures, any other indenture that we may enter into in the future or otherwise. For more information, you should read the prospectus supplement relating to a particular offering of securities.

   The applicable prospectus supplement will describe the following terms of the series of debt securities with respect to which this prospectus is being delivered:

  . the title of the debt securities of the series and whether the series is senior secured or senior unsecured debt securities or senior or junior subordinated debt securities;

  . any limit on the aggregate principal amount of the debt securities of the series;

  . the person to whom any interest on a debt security shall be payable, if other than the person in whose name that debt security is registered on the regular record date;

  . the date or dates on which the principal and premium, if any, of the debt securities of the series are payable or the method of that determination or the right to defer any interest payments;

  . the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or the method of determining the rate or rates;

  . the date or dates from which interest will accrue and the interest payment dates on which any such interest will be payable or the method by which the dates will be determined;

  . the regular record date for any interest payable on any interest payment date and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

  . the place or places where the principal of and premium, if any, and any interest on the debt securities of the series will be payable, if other than the Borough of Manhattan, The City of New York;

  . the period or periods within which, the date or dates on which, the price or prices at which and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part, at our option or otherwise;

  . our obligation, if any, to redeem, purchase or repay the debt securities of the series pursuant to any sinking fund or otherwise or at the option of the holders and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units in which and the terms and conditions upon which, the debt securities will be redeemed, purchased or repaid, in whole or in part;

  . the terms, if any, upon which the debt securities of the series may be convertible into or exchanged for other debt securities, preferred stock or common stock of Lyondell and the terms and conditions upon which the conversion or exchange may be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

  . the denominations in which any debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

  . the currency in which payment of principal of and premium, if any, and interest on debt securities of the series shall be payable, if other than United States dollars;

  . any index, formula or other method used to determine the amount of payments of principal of and premium, if any, and interest on the debt securities;

  . if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates before the stated maturity, the amount that will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any date (or, in any such case, the manner in which the deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

  . if the principal of or premium, if any, or interest on any debt securities is to be payable, at our election or the election of the holders, in one or more currencies or currency units other than that or those in which such debt securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and premium, if any, and interest on such debt securities shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

  . if other than the stated principal amount, the portion of the principal amount of the debt securities which will be payable upon declaration of the acceleration of the maturity of the debt securities or provable in bankruptcy;

  . the applicability of, and any addition to or change in, the covenants and definitions then set forth in the applicable indenture or in the terms then set forth in such indenture relating to permitted consolidations, mergers or sales of assets;

  . any changes or additions to the provisions of the applicable indenture dealing with defeasance, including the addition of additional covenants that may be subject to our covenant defeasance option;

  . whether any of the debt securities are to be issuable in permanent global form and, if so, the depositary or depositaries for such global security and the terms and conditions, if any, upon which interests in such debt securities in global form may be exchanged, in whole or in part, for the individual debt securities represented thereby in definitive registered form, and the form of any legend or legends to be borne by the global security in addition to or in lieu of the legend referred to in the applicable indenture;

  . the appointment of any trustee, any authenticating or paying agents, transfer agent or registrars;

  . the terms, if any, of any guarantee of the payment of principal, premium, if any, and interest with respect to debt securities of the series and any corresponding changes to the provisions of the applicable indenture as then in effect;

  . the terms, if any, of the transfer, mortgage, pledge or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the applicable indenture as then in effect;

  . any addition to or change in the events of default with respect to the debt securities of the series and any change in the right of the trustee or the holders to declare the principal, premium, if any, and interest with respect to the debt securities due and payable;

  . any applicable subordination provisions for any subordinated debt securities in addition to or in lieu of those set forth in this prospectus;

  . if the securities of the series are to be secured, the property covered by the security interest, the priority of the security interest, the method of perfecting the security interest and any escrow arrangements related to the security interest; and

  . any other terms of the debt securities, including any restrictive covenants.

   We may sell debt securities at a substantial discount below their stated principal amount or debt securities that bear no interest or bear interest at a rate which at the time of issuance is below market rates. We will describe the material United States federal income tax consequences, accounting and other special considerations applicable to the debt securities in the applicable prospectus supplement.

   If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, we will set forth the restrictions, elections, specific terms and other information with respect to the issue of debt securities and such foreign currency or currency units in the applicable prospectus supplement.

Form, Exchange, Registration and Transfer

   Unless otherwise indicated in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations in accordance with the applicable indenture. Debt securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the security registrar or at the office of any transfer agent designated by us for such purpose with respect to any series of debt securities and referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable indenture. The transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request.

   We have appointed the trustee under each indenture as security registrar for debt securities issued thereunder. If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of the transfer agent or approve a change in the location through which any such transfer agent acts. We are required to maintain an office or agency (which may be the office of the trustee, the security registrar or the paying agent) in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities.

   In the event of any redemption in part, we shall not be required to:

  . register the transfer or exchange of any debt security of any series during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice or

  . register the transfer of or exchange any debt security called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Book-Entry System

   The provisions set forth in this "Book-Entry System" section of this prospectus will apply to the debt securities of any series if the prospectus supplement relating to such series so indicates.

   Unless otherwise indicated in the applicable prospectus supplement, the debt securities of such series will be represented by one or more global securities registered with The Depository Trust Company, or DTC, or a depositary named in the prospectus supplement relating to such series. Except as set forth below, a global security may be transferred, in whole but not in part, only to the depositary or another nominee of the depositary.

   The general terms of the depositary arrangement with DTC, with respect to a series of debt securities are described in the "Description of the Depository" section of this prospectus, unless otherwise indicated in the prospectus supplement relating to the series. We anticipate that the following provisions will generally apply to depositary arrangements.

   Unless otherwise provided in the applicable prospectus supplement, debt securities represented by a global security will be exchangeable for debt securities in definitive form of like tenor as such global security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if:

  . the depositary notifies us and the trustee that it is unwilling or unable to continue as depositary for such global security or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

  . we, in our sole discretion, determine not to have all of the debt securities represented by a global security and notify the trustee; or

  . there shall have occurred and be continuing an event of default or an event which, with the giving of notice or lapse of time, or both, would constitute an event of default with respect to the debt securities.

   Any debt security that is exchangeable pursuant to the preceding sentence is exchangeable for debt securities registered in such names as the depositary shall instruct the trustee. It is expected that such instructions may be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in such global security. Subject to the foregoing, a global security is not exchangeable except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Description of the Depository

   Unless otherwise provided in the applicable prospectus supplement, DTC (New York, NY), will act as securities depository for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (the "Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants"). The rules applicable to DTC and its Direct and Indirect participants are on file with the Securities and Exchange Commission.

   Purchases of the debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security, a "beneficial owner," is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

   To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither DTC nor Cede & Co. (nor such DTC nominee) will consent or vote with respect to the debt securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

   Redemption proceeds, distributions and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from us on the payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Direct or Indirect Participant and not of DTC, or the agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

   DTC may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depository is not obtained, debt security certificates will be printed and delivered.

   We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe are reliable, but we take no responsibility for the accuracy thereof.

Option to Defer Interest Payments or to Pay-In-Kind

   If so described in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to defer the payment of interest for the number of consecutive interest payment periods as may be specified in the applicable prospectus supplement, subject to the terms, conditions and covenants, if any, specified in such prospectus supplement. However, any extension period may not extend beyond the stated maturity of the final installment of principal of the series of debt securities. If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to make payments of interest by delivering additional debt securities of the same series.

Covenants

   The covenants, if any, that will apply to a particular series of debt securities will be set forth in the indenture relating to such series of debt securities. Except as otherwise specified in the applicable prospectus supplement with respect to any series of debt securities, we may remove or add covenants without the consent of holders of the securities.

Defeasance

   Except as otherwise specified in the applicable prospectus supplement with respect to any series of debt securities, we may, at our option, elect:

  . to have substantially all of our obligations discharged with respect to the debt securities (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust), which we call legal defeasance; or

  . to have substantially all of our obligations terminated with respect to certain restrictive covenants of the applicable indenture, which we call covenant defeasance.

In the event of legal or covenant defeasance, certain events of default will no longer constitute events of default with respect to any debt securities, upon the deposit with the applicable trustee, in trust, of money or U.S. government obligations, or a combination thereof, which through the payment of interest and principal on those monies or obligations in accordance with their terms will provide sufficient money to pay all the principal of and premium, if any, and interest on such debt securities on the dates such payments are due in accordance with the terms of the debt securities on their stated maturity or any redemption date.

   Except as otherwise specified in the applicable prospectus supplement with respect to any series of debt securities, we will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes and, in the case of a legal defeasance, such opinion must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

The Guarantees

   Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by the subsidiary guarantors. If a series of debt securities are so guaranteed, the subsidiary guarantors will execute a notation of guarantee or a supplemental indenture as further evidence of their guarantee. In addition, Lyondell may fully and unconditionally guarantee the payment obligations of the subsidiary guarantors under the subsidiary guarantees of any series of debt securities. The applicable prospectus supplement will describe the terms of any guarantee by the subsidiary guarantors and Lyondell, as well as any covenants of or restrictions on the subsidiary guarantors or Lyondell under the applicable indenture.

   The obligations of each guarantor under its guarantee will be limited to the maximum amount that will not result in the obligations of the guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The applicable prospectus will set forth the provisions under which a guarantor may be released and discharged from its guarantee.

   If a series of debt securities is guaranteed by and is designated as subordinate to our senior indebtedness (as defined in the "Subordination of Subordinated Debt Securities" section of this prospectus), then the guarantees by those guarantors will be subordinated to the senior indebtedness of the guarantors on substantially the same extent as the series is subordinated to our senior indebtedness. See the "Subordination of Subordinated Debt Securities" section of this prospectus.

Events of Default

   Unless otherwise provided in the prospectus supplement with respect to any series of debt securities, the following will be events of default under an indenture with respect to the debt securities of such series issued under such indenture:

  . default by us for 30 days in payment of any interest or any additional amounts with respect to any debt securities of such series;

  . default by us in the payment of (i) any principal of any debt securities of such series at its maturity or (ii) premium, if any, on any debt securities of such series when the same becomes due and payable;

  . default by us for 30 days in the deposit of any sinking fund payment, when and as due by the terms of a debt security of such series;

  . default by us in compliance with any of our other covenants or agreements in, or provisions of, the debt securities of such series or the applicable indenture (other than an agreement, covenant or provision that has expressly been included in such indenture solely for the benefit of one or more series of debt securities other than that series) which shall not have been remedied within 90 days after written notice by the trustee or by the holders of at least 25 percent in principal amount of the then outstanding debt securities affected by such default;

  . certain events involving bankruptcy, insolvency or reorganization of Lyondell; and

  . any other event of default provided with respect to debt securities of that series.

   The indentures will provide that the trustee may withhold notice to the holders of the debt securities of any default or event of default (except in payment of principal of, premium, if any, and interest on any additional amounts or any sinking fund installment with respect to debt securities of such series) if the trustee considers it in the interest of the holders of such debt securities to do so.

   Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, each indenture will provide that if an event of default with respect to any debt securities of any series at the time outstanding occurs, and is continuing (other than an event of default involving the bankruptcy, insolvency or reorganization of Lyondell), the applicable trustee or the holders of at least 25 percent in principal amount of the then outstanding debt securities of the series affected by the default may declare the principal of and accrued and unpaid interest on all then outstanding debt securities of such series or of all series affected, as the case may be, to be due and payable. Upon such a declaration, the amounts due and payable on such debt securities will be due and payable immediately. If an event of default involving the bankruptcy, insolvency or reorganization of Lyondell occurs, then the principal of and accrued and unpaid interest on all then outstanding debt securities shall become immediately due and payable without any declaration, notice or other act on the part of the trustee or any holder. Under certain circumstances, the holders of a majority in principal amount of the outstanding debt securities of the series affected by such default or all series, as the case may be, may rescind any acceleration and its consequences.

   Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, each indenture will provide that no holder of a debt security of any series may pursue any remedy under such indenture unless:

  . the holder gives the applicable trustee written notice of a continuing event of default with respect to the series;

  . the holders of at least 25 percent in principal amount of the then outstanding debt securities of the series make a written request to the applicable trustee to pursue such remedy;

  . such holder or holders offer to the applicable trustee indemnity reasonably satisfactory to the trustee;

  . the trustee shall have failed to act for a period of 60 days after receipt of the notice and offer of indemnity; and

  . during such 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request; however, such provision does not affect the right of a holder of a debt security to sue for enforcement of any overdue payment thereon.

   Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, each indenture will provide that the holders of a majority in principal amount of the then outstanding debt securities of a series or of all series affected, as the case may be, may direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee or exercising any trust or power conferred on it not relating to or arising under an event of default, subject to certain limitations specified in such indenture. Each indenture requires us to periodically file with the applicable trustee a written statement as to our compliance with the indenture covenants.

Modification and Waiver

   Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, modifications and amendments of each indenture or the debt securities may be made by us and the applicable trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of all series affected by such amendment (acting as one class) under the applicable indenture. However, no such modification, amendment, supplement or waiver may, without the consent of each holder of any outstanding debt security so affected, accomplish the following events:

  . reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

  . reduce the rate of or change the time for payment of interest, including default interest, on any debt security;

  . reduce the principal of or premium, if any, on, or change the stated maturity of, any debt security;

  . reduce the premium, if any, payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed;

  . change any obligation of us to pay additional amounts with respect to any debt security;

  . make any debt security payable in money other than that stated in the debt security;

  . impair the right to institute suit for the enforcement of any payment of principal of, premium, if any, or interest on, or any additional amounts with respect to, any debt security;

  . make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the applicable indenture; or

  . waive a continuing default or event of default in the payment of principal of, premium, if any, or interest on or additional amounts with respect to the debt securities.

   In addition, in the case of the subordinated debt securities, no modification or amendment may be made to the subordinated indenture with respect to the subordination of any subordinated debt security in a manner adverse to holder without the consent of the holder of each subordinated debt security then outstanding affected by the modification or amendment. Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, the indentures will provide that amendments and supplements to, or waivers of any provision of, such indenture may be made by us and the trustee without the consent of any holders of debt securities in certain circumstances, including, among other things:

  . to cure any ambiguity, omission, defect or inconsistency;

  . to provide for the assumption of the obligations of us under the indenture upon the merger, consolidation or sale or other disposition of all or substantially all of our assets;

  . to provide for uncertificated debt securities in addition to or in place of certificated debt securities, or to provide for the issuance of bearer debt securities (with or without coupons);

  . to secure any series of debt securities or to add guarantees of any series of debt securities;

  . to comply with any requirement in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

  . to make any change that does not adversely affect any outstanding debt securities of any series in any material respect.

   Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, the indentures will provide that the holders of a majority in principal amount of the then outstanding debt securities of any series or of all series (acting as one class) may waive any existing or past default or event of default with respect to a series or all series, as the case may be, except (i) in the payment of the principal of, or premium, if any, or interest on or any additional amounts with respect to any debt securities or (ii) in respect of a provision that under the proviso to the prior paragraph cannot be amended or supplemented without the consent of each holder affected.

Subordination of Subordinated Debt Securities

   Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to the subordinated debt securities.

Senior Subordinated Debt Securities

   The senior subordinated indenture may provide that the senior subordinated debt securities are subordinate in right of payment to the prior payment in full of all of our senior indebtedness, which includes our indebtedness and other monetary obligations (including expenses and fees) under our 9.625 percent senior secured notes, series A, due 2007, the 9.875 percent senior secured notes, Series B, due 2007, and 9.5 percent senior secured notes, due 2008, our bank credit facility and any senior secured or senior unsecured debt securities that we may issue under a senior indenture.

   The holders of all of our senior indebtedness outstanding at the time of acceleration will first be entitled to receive payment in full of all amounts due on our senior indebtedness before the holders of the senior subordinated debt securities will be entitled to receive any payment upon the principal of, or premium, if any, or interest, if any, on the senior subordinated debt securities in the following circumstances:

  . upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Lyondell;

  . (i) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior indebtedness beyond any applicable grace period or (ii) in the event that any event of default with respect to any of our senior indebtedness has occurred and is continuing, permitting the holders of that senior indebtedness (or a trustee) to accelerate the maturity of that senior indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of (i) or (ii), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (iii) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (i) or (ii); or

  . in the event that any senior subordinated debt securities have been declared due and payable before their stated maturity.

   By reason of this subordination, in the event of liquidation or insolvency, holders of senior subordinated debt securities may recover less than holders of our senior indebtedness and may recover more than the holders of junior subordinated debt securities.

   For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities, other than stock and some of our subordinated securities, upon conversion or exchange of a senior subordinated debt security will be deemed to constitute payment upon the principal of the senior subordinated debt security.

Junior Subordinated Debt Securities

   The junior subordinated debt indenture may provide that the junior subordinated debt securities are subordinate in right of payment to the prior payment in full of all of our senior debt, which includes any senior subordinated debt securities that we may issue under the senior subordinated indenture.

   The holders of all of our senior debt outstanding at the time of acceleration will first be entitled to receive payment in full of all amounts due on our senior debt before the holders of the junior subordinated debt securities will be entitled to receive any payment upon the principal of, or premium, if any, or interest, if any, on the junior subordinated debt securities in the following circumstances:

  . upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Lyondell;

  . (i) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior debt beyond any applicable grace period or (ii) in the event that any event of default with respect to any of our senior debt has occurred and is continuing, permitting the holders of that senior debt (or a trustee) to accelerate the maturity of that senior debt, whether or not the maturity is in fact accelerated (unless, in the case of (i) or (ii), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (iii) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (i) or (ii); or

  . in the event that any junior subordinated debt securities have been declared due and payable before their stated maturity.

   By reason of this subordination, in the event of liquidation or insolvency, holders of the junior subordinated debt securities may recover less than holders of our senior debt, including the holders of any senior subordinated debt securities.

   For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities, other than stock and some of our subordinated securities, upon conversion or exchange of a junior subordinated debt security will be deemed to constitute payment upon the principal of the junior subordinated debt security.

Definitions

   Unless otherwise indicated in the applicable prospectus supplement, the following definitions are applicable to the subordinated indentures relating to the subordinated debt securities. You should refer to the applicable subordinated indenture for the full definition of each term.

   "Debt" means, without duplication, with respect to any person or entity, whether recourse is to all or a portion of the assets of that person or entity and whether or not contingent:

  . every obligation of that person or entity for money borrowed;

  . every obligation of that person or entity evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

  . every reimbursement obligation of that person or entity with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of that person or entity;

  . every obligation of that person or entity issued or assumed as the deferred purchase price of property or services;

  . all indebtedness of that person or entity, whether incurred on or prior to the date of the applicable subordinated indenture or incurred later, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and

  . every obligation of the type referred to in the foregoing clauses of another person or entity and all dividends of another person or entity the payment of which, in either case, that person or entity has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise; provided that this definition does not include trade accounts payable or accrued liabilities arising in the ordinary course of business.

   "Senior debt" means the principal of, and premium, if any, and interest if any, on debt (as defined above), whether incurred on or prior to the date of the junior subordinated indenture or created later, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations are not superior in right of payment to the junior subordinated debt securities or to other debt that is equal with, or subordinated to, the junior subordinated debt securities. Senior debt will not include any debt (as defined above) that, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Reform Act of 1978, was without recourse to us, debt to any of our employees, and the junior subordinated debt securities.

   "Senior indebtedness" means the principal of, and premium, if any, and interest on all indebtedness for borrowed money, whether incurred on or prior to the date of the senior subordinated indenture or incurred later, excluding
(i) the subordinated debt securities, (ii) obligations that by their terms are not superior in right of payment to the senior subordinated securities or to other indebtedness that is equal with, or subordinated to, the senior subordinated securities and (iii) any deferrals, renewals or extensions of any indebtedness for money borrowed. The term "indebtedness for money borrowed" as used in the prior sentence means any obligation of, or any obligation guaranteed by, Lyondell for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets.

   Unless otherwise provided in the prospectus supplement, neither subordinated indenture limits or prohibits the incurrence of additional senior debt or senior indebtedness, either of which may include indebtedness that is senior to the subordinated debt securities, but subordinate to other obligations of ours. In connection with the future issuances of securities, the subordinated indentures may be amended or supplemented to limit the amount of indebtedness incurred by us.

   The applicable prospectus supplement may further describe the provisions, if any, applicable to the subordination of the subordinated debt securities of a particular series.

Consolidation, Merger and Sale of Assets

   Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, the indentures will provide that we will not, in any transaction or series of transactions, consolidate with or merge into any person, or sell, convey, transfer or otherwise dispose of all or substantially all of its assets to any person, unless:

  . either (i) we shall be the continuing corporation or (ii) the person (if other than Lyondell) formed by such consolidation or into which Lyondell is merged, or to which such sale, lease, conveyance, transfer or other disposition shall be made, is a corporation organized and validly existing under the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on and additional amounts with respect to all the debt securities and the performance of our covenants and obligations under the indenture and the debt securities;

  . immediately after giving effect to the transaction or series of transactions, no default or event of default shall have occurred and be continuing or would result from the transaction;

  . we deliver to the applicable trustee an officer's certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture comply with the applicable indenture; and

  . we comply with any provisions provided for with respect to any series of debt securities.

Conversion or Exchange

   If and to the extent indicated in the applicable prospectus supplement, the debt securities of any series may be convertible or exchangeable into other securities. The specific terms on which debt securities of any series may be so converted or exchanged will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which case the number of shares of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the applicable prospectus supplement.

Governing Law

   The indentures, the guarantees and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Regarding the Trustee

   Each indenture will contain certain limitations on the right of the applicable trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. Each trustee is permitted to engage in other transactions. However, the trustee generally must eliminate any conflicting interest it acquires or resign.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of Lyondell Chemical Company currently consists of 250,000,000 shares of common stock, par value $1.00 per share, and 80,000,000 shares of preferred stock, par value $.01 per share. The following summary description of our capital stock is qualified in its entirety by reference to our certificate of incorporation, and our by-laws, each as amended, copies of which have been filed as exhibits to Lyondell's Annual Report on Form 10-K. You should read our certificate of incorporation and by-laws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you.

Common Stock

   We are currently authorized to issue 250,000,000 shares of common stock, of which 117,564,920 shares of common stock were outstanding at March 31, 2002.

   Holders of our common stock are entitled:

  . to receive any dividends as may from time to time be declared by our board of directors;

  . to one vote per share on all matters on which the holders of our common stock are entitled to vote;

  . to act by written consent in lieu of voting at a meeting of the holders of our common stock; and

  . to share ratably in all of our assets available for distribution to the holders of our common stock, in the event of our liquidation, dissolution or winding up.

   The holders of a majority of the shares of common stock represented at a meeting can elect all of the directors.

   Shares of our common stock are not liable to further calls or assessments by us for any of our liabilities that may be imposed on the holders of our common stock under the laws of the State of Delaware, the state of our incorporation. There are no preemptive rights for our common stock in our certificate of incorporation.

   The transfer agent, registrar and dividend disbursing agent for our common stock is the American Stock Transfer & Trust Company.

Preferred Stock

   We are currently authorized to issue up to 80,000,000 shares of preferred stock, $.01 par value per share. Our board of directors will specify the precise characteristics of the preferred stock to be issued, in light of current market conditions and the nature of specific transactions, and is not required to solicit further authorization from the holders of our common stock for any specific issue of preferred stock.

   Our board of directors has adopted a policy providing that no future issuance of preferred stock will be effected without the approval of the holders of our common stock unless the board of directors (whose decision shall be conclusive) determines in good faith:

  . that the issuance is primarily for the purpose of facilitating a financing, an acquisition or another proper corporate objective or transaction; and

  . that any anti-takeover effects of the issuance are not our primary purpose for effecting such issuance.

Our board of directors will not amend or revoke this policy without giving written notice to the holders of all outstanding shares of our stock. However, no such amendment or revocation will be effective, without the approval of the holders of our common stock, to permit a subsequent issuance of preferred stock for the primary purpose of obstructing a takeover of Lyondell by any person who has, prior to such written notice to stockholders, notified the board of directors of its desire to pursue a takeover of Lyondell.

   The prospectus supplement will describe the terms of any preferred stock we offer, including without limitation the specific designation, number of shares, liquidation preference, maturity (if any), redemption or repurchases provisions, dividend rates and payment dates, voting rights, whether convertible or exchangeable into other securities and any other rights, preferences, privileges, limitations and restrictions.

Rights to Purchase Common Stock

   On December 8, 1995, our board of directors declared a dividend of one right for each outstanding share of our common stock, par value $1.00 per share, to the holders of our common stock of record at the close of business on December 20, 1995. Each right entitles the registered holder to purchase from us one share of our common stock at a purchase price of $80.00 per share of common stock, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement dated as of December 8, 1995 as it may from time to time be supplemented or amended between Lyondell and The Bank of New York, as Rights Agent.

   Initially, the rights will be attached to all certificates representing outstanding shares of common stock and no separate certificates for the rights will be distributed. The rights will separate from our common stock and a "distribution date" will occur, with certain exceptions, upon the earlier of:

  . ten days following a public announcement of the existence of an "Acquiring Person"; or

  . ten business days following the commencement of a tender offer or an exchange offer that would result in a person becoming an Acquiring Person.

   An "Acquiring Person" is any person or group of affiliated or associated persons that has acquired or obtained the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of our common stock, except that ARCO will not be or become an Acquiring Person unless and until such time as ARCO or any person affiliated or associated with ARCO acquires or becomes the beneficial owner of (or ARCO becomes affiliated or associated with any person who, collectively with ARCO, is the beneficial owner of) more than the lesser of:

  . 1,000,000 shares of our common stock in addition to those ARCO beneficially owned as of December 8, 1995 (or in addition to any lesser number of shares ARCO beneficially owns from time to time thereafter); or

  . one share less than 50 percent of the shares of our common stock outstanding at any time.

   In certain circumstances prior to the time a person has become an Acquiring Person, the distribution date may be deferred by our board of directors. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of a sufficient amount of our common stock. Until the distribution date:

  . the rights will be evidenced by the common stock certificates (together with this summary of the rights or bearing the notation referred to below) and will be transferred with and only with our common stock certificates;

  . new common stock certificates issued after December 20, 1995 will contain a notation incorporating the rights agreement by reference; and

  . the surrender for transfer of any certificate for our common stock (with or without a copy of this summary of the rights) will also constitute the transfer of the rights associated with the common stock represented by such certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on December 8, 2005, unless earlier redeemed or exchanged by us as described below.

   In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or an exchange offer for all outstanding shares of our common stock at a price and on terms that a majority of our independent directors determines to be fair to and otherwise in the best interests of us and our stockholders (a "Permitted Offer")), each holder of a right will thereafter have the right to receive, upon exercise of such right, a number of shares of our common stock (or, in certain circumstances, cash, property or other securities of Lyondell) having a current market price (as defined in the rights agreement) equal to two times the exercise price of the right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by or transferred to such Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the rights agreement.

   In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) we are acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50 percent or more of our assets or earning power is sold or transferred, each holder of a right (except rights owned by such Acquiring Person or certain related parties) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of the right.

   At any time until the time a person becomes an Acquiring Person, we may redeem the rights in whole, but not in part, at a price of $.0005 per right, payable, at our option, in cash, shares of our common stock or such other consideration as the board of directors may determine. At any time after the occurrence of a Flip-In Event and prior to the occurrence of a Flip-Over Event or a person becoming the beneficial owner of 50 percent or more of the shares of our common stock then outstanding, we may exchange the rights (other than rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, and/or other equity securities deemed to have the same value as one share of our common stock, per right, subject to adjustment.

   Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Lyondell, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights should not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock (or other consideration) or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

   The purchase price payable, and the number of shares of our common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, our common stock, (ii) if holders of our common stock are granted certain rights or warrants to subscribe for our common stock or securities convertible into our common stock at less than the current market price of our common stock or (iii) upon the distribution to holders of our common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

   Other than the redemption price, any of the provisions of the rights agreement may be amended by our board of directors as long as the rights are redeemable. Thereafter, the provisions of the rights agreement (other than the redemption price) may be amended by the board of directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to lengthen the time period governing redemption or amendment shall be made at such time as the rights are not redeemable.

   The rights have certain antitakeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors at a time when the rights are redeemable.

   A copy of the rights agreement has been filed as an exhibit to our Annual Report on Form 10-K. This summary description of the rights is qualified in its entirety by reference thereto.

Voting Rights

   Each holder of shares of our common stock, except where otherwise provided by law or our certificate of incorporation, is entitled to one vote, in person or by proxy, for each share of common stock standing in his, her or its name on our books. Our common stock does not have cumulative voting rights. Holders of any of our preferred stock, if any, will be entitled to vote upon the election of directors or upon any questions affecting us only if and to the extent that the holders of any series of our preferred stock are granted voting rights fixed for such series by our board of directors in the resolution creating such series.

Delaware Section 203

   We are a Delaware corporation and are subject to Section 203 of the General Corporation Law of Delaware. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15 percent or more of our outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with us for three years following the time that person becomes an interested stockholder unless (i) before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85 percent of our voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of Lyondell and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or an exchange offer) or (iii) at the time of or subsequent to the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

   Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving Lyondell and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors.

Limitation on Directors' Liability

   Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Our certificate of incorporation limits the liability of our directors to us or the holders of our common stock to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for the following liabilities:

  . for any breach of the director's duty of loyalty to us or the holders of our common stock;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of Delaware; or

  . for any transaction from which the director derived an improper personal benefit.

   The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and the holders of our common stock.

Provisions of Lyondell's By-Laws

   Certain provisions of our by-laws establish time periods during which appropriate stockholder proposals must be delivered to us for consideration at special and annual meetings called by us. Our by-laws provide, among other things, that stockholders making nominations for our board of directors at, or bringing other business before, an annual or a special meeting of stockholders must provide timely written notice to us thereof, timely notice being required to be no later than 90 days in advance of the meeting. However, if the date of the meeting was not publicly announced by a mailing to stockholders, in a press release reported by the Dow Jones News Services, Associated Press or comparable national news service or in a filing with the SEC pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 more than 90 days prior to the meeting, such notice, to be timely, must be delivered to our board of directors not later than the close of business on the tenth day following the day on which the date of the meeting was first so publicly announced.

Limitation on Changes in Control

   The rights and rights agreement, certain provisions of our by-laws and the provisions of Section 203 of the General Corporation Law of Delaware could have the effect of delaying, deferring or preventing a change in control of Lyondell. This could be the case, notwithstanding that a majority of the stockholders might benefit from such a change in control or offer.

               MARKET FOR COMMON STOCK AND COMMON STOCK DIVIDENDS

   Our common stock is listed on the New York Stock Exchange under the symbol "LYO." The reported high and low sales prices of our common stock on the New York Stock Exchange (New York Stock Exchange Composite Tape) for each quarter from January 1, 2000 through March 31, 2002, inclusive, were as set forth below.

                             Period                                High    Low
                             ------                               ------ -------
2000:
  First Quarter.................................................. 14.875  8.4375
  Second Quarter................................................. 19.500 13.5000
  Third Quarter.................................................. 17.750 11.0000
  Fourth Quarter................................................. 16.750 11.3125
2001:
  First Quarter.................................................. 17.950  12.625
  Second Quarter................................................. 17.650  13.940
  Third Quarter.................................................. 15.400   9.450
  Fourth Quarter................................................. 15.930  10.900
2002:
  First Quarter.................................................. 17.590  12.070
  Second Quarter (through May 14, 2002).......................... 17.140  14.180

   During the last two years, Lyondell has declared $.225 per share quarterly cash dividends (which were paid in the subsequent quarter). On May 2, 2002 our Board of Directors declared a dividend of $.225 per share for the second quarter of 2002, payable June 17, 2002. The declaration and payment of dividends is at the discretion of our board of directors. The future declaration and payment of dividends and the amount of the dividend will be dependent upon Lyondell's results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Subject to these considerations and to the legal considerations discussed in the following paragraph, we currently intend to distribute to our holders of common stock cash dividends on our common stock at a quarterly rate of $.225 per share. During 2001, we paid $106 million in dividends. During the first quarter of 2002, we paid $26 million in dividends.

   Lyondell's credit facilities and indentures limit Lyondell's ability to pay dividends under certain circumstances. In addition, pursuant to a settlement agreement entered into with the Pension Benefit Guaranty Corporation in 1998, Lyondell may not pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, Lyondell provided a letter of credit meeting these requirements.

                            DESCRIPTION OF WARRANTS

   We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement. The prospectus supplement relating to any warrants we offer will include specific terms relating to the offering. The terms will include some or all of the following:

  . the title of the warrants;

  . the aggregate number of warrants offered;

  . the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

  . the exercise price of the warrants;

  . the dates or periods during which the warrants are exercisable;

  . the designation and terms of any securities with which the warrants are issued;

  . if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  . if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

  . any minimum or maximum amount of warrants that may be exercised at any one time;

  . any terms relating to the modification of the warrants; and

  . any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

   The description in the prospectus supplement will not necessarily be complete, and reference will be made to the warrant agreements, which will be filed with the SEC.

     DESCRIPTION OF STOCK PURCHASE CONTRACTS AND SECURITIES PURCHASE UNITS

   We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock and number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of securities purchase units consisting of a stock purchase contract and either (i) our debt securities or
(ii) debt obligations of third parties, including U.S. Treasury securities, which will secure the holders' obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the securities purchase units or vice versa and such payments may be unsecured or prefunded on some basis.

   The prospectus supplement will describe the terms of any stock purchase contracts or securities purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or securities purchase units. Material United States federal income tax considerations applicable to the securities purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

   We may sell the offered securities in and outside the United States through underwriters or dealers, directly to purchasers, including our affiliates, through agents or through a combination of any of these methods. The prospectus supplement will include the following information:

  . the terms of the offering;

  . the names of any underwriters, dealers or agents, and the respective amounts of securities underwritten or purchased by each of them;

  . the name or names of any managing underwriter or underwriters;

  . the purchase price of the securities from us;

  . the net proceeds to us from the sale of the securities;

  . any delayed delivery arrangements;

  . any underwriting discounts, commissions and other items constituting underwriters' compensation;

  . any initial public offering price;

  . any discounts or concessions allowed or reallowed or paid to dealers; and

  . any commissions paid to agents.

Sale through Underwriters or Dealers

   If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

   During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market as may be further described in any prospectus supplement. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

   If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

   We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

   If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

                              GENERAL INFORMATION

   We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL OPINIONS

   Except as set forth in the applicable prospectus supplement, Baker Botts L.L.P., Houston, Texas, will issue an opinion about the legality of any debt securities (whether secured or unsecured or senior or subordinated), common stock, preferred stock, warrants, stock purchase contracts, securities purchase units or guarantees we offer through this prospectus. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

                                    EXPERTS

   The consolidated financial statements of Lyondell Chemical Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements of Equistar Chemicals, LP as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of LYONDELL-CITGO Refining LP as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov, and our electronic SEC filings are also available from our web site at www.lyondell.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   This prospectus is part of a registration statement we have filed with the SEC relating to the securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC's public reference room or through its Web site.

   The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the offered securities. The documents we incorporate by reference are:

  . our annual report on Form 10-K for the year ended December 31, 2001;

  . our quarterly report on Form 10-Q for the quarter ended March 31, 2002;

  . our current report on Form 8-K filed on January 11, 2002;

  . the description of the common stock, par value $1.00 per share, of Lyondell contained in Lyondell's registration statement on Form 8-A dated December 16, 1988, as such registration statement may be amended from time to time for the purpose of updating, changing or modifying such description; and

  . the description of the rights to purchase common stock contained in Lyondell's registration statement on Form 8-A dated December 12, 1995, as such registration statement may be amended from time to time for the purpose of updating, changing or modifying such description.

   We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning us at the following address:

     Lyondell Chemical Company
     1221 McKinney Street, Suite 700
     Houston, Texas 77010
     Attention: Investor Relations
     Telephone: (713) 652-7200

   You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person to provide information other than that provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as we describe above for updated information.

                           Lyondell Chemical Company